CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 28th 2007

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K the Company’s annual report and audited accounts for the year ended 31 August 2007.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Tai Kwok Hung
Name:	Tai Kwok Hung
Title:	Company Secretary

Dated: November 28th, 2007

City Telecom (H.K.) Limited

Stock Code – SEHK: 1137;

NASDAQ: CTEL

:1137;

:CTEL

Innovating • Performing • Delivering

Annual Report 2007

Established in 1992, City Telecom (HK) Limited (SEHK : 1137, NASDAQ : CTEL) is a fast growing and innovative provider of residential and corporate fixed telecommunications network and international telecommunications services in Hong Kong. Its wholly-owned subsidiary, Hong Kong Broadband Network Limited, is a major fixed telecommunications network services operator, providing broadband Internet access up to 1Gbps, telephony, IPTV, corporate and mobile data services with our self-built Metro Ethernet IP network. In addition to the operations in Hong Kong, the Group also has branch offices in Canada and Guangzhou.

城市電訊(香港)有限公司(香港交易所上市編號：1137；美國納斯達克市場交易代號：CTEL)於一九九二年創辦，是香港一家增長迅速及具創意的電訊集團，為住宅及商業市場提供固網及國際電訊服務。旗下的全資附屬公司，香港寬頻網絡有限公司，作為主要的固網服務營辦商，透過自建的城域以太網IP網絡，為市場提供速度高達1Gbps的寬頻互聯網、電話、IP電視、企業及流動數據服務。除本港總公司外，集團並於加拿大及廣州設立辦事處。

Corporate Information

Financial Calendar

Full-year Results

Announced on 22nd November, 2007

Annual General Meeting

24th December, 2007

Listing

City Telecom (H.K.) Limited’s shares are listed under the stock code “1137” on The Stock Exchange of Hong Kong Limited and in the form of American Depositary Receipts (each representing 20 ordinary shares of the Company) on the Nasdaq Stock Market in U.S. under the ticker symbol “CTEL”.

Directors

Mr WONG Wai Kay, Ricky (Chairman)

Mr CHEUNG Chi Kin, Paul (Chief Executive Officer)

Mr LAI Ni Quiaque (Chief Financial Officer and Head of Staff Engagement)+

Mr CHENG Mo Chi, Moses Δ+

Mr LEE Hon Ying, John*#+

Dr CHAN Kin Man*#+

Mr PEH Jefferson Tun Lu*#+

Δ	Non-executive director
*	Independent non-executive directors
#	Members of the Audit Committee
+	Members of the Remuneration Committee

Registered Office

Level 39, Tower 1, Metroplaza

No. 223 Hing Fong Road

Kwai Chung, N.T., Hong Kong

Authorised Representatives

Mr WONG Wai Kay, Ricky

Mr CHEUNG Chi Kin, Paul

Company Secretary

Mr TAI Kwok Hung

Legal Adviser to the Company as to U.S. and Hong Kong Laws

Jones Day

29th Floor, Edinburgh Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Auditors

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

Share Registrar

Computershare Hong Kong Investor Services Limited

46th Floor, Hopewell Centre

183 Queen’s Road East, Wanchai

Hong Kong

American Depositary Bank

The Bank of New York Mellon Corporation

101 Barclay Street, 22nd Floor

New York, NY 10286 USA

Principal Bankers

Citibank, N.A.

44th Floor, Citibank Tower

Citibank Plaza

3 Garden Road

Central, Hong Kong

The Hongkong and Shanghai Banking Corporation Limited

HSBC Main Building

No.1 Queen’s Road Central

Hong Kong

02  City Telecom (H.K.) Limited Annual Report 2007

Corporate Structure

City Telecom (H.K.) Limited Annual Report 2007  03

Statistical Review

Turnover
HK $000
03 1,298,909
04 1,169,880
05 1,137,356
06 1,159,579
07 1,141,270

Number of Registered Broadband Subscriptions
03 172,000
04 197,000
05 229,000
06 220,000
07 247,000

Number of Registered Voice-over-IP Subscriptions
03 140,000
04 237,000
05 294,000
06 281,000
07 308,000

Number of Registered IP-TV Subscriptions
04 31,000
05 109,000
06 116,000
07 128,000

04  City Telecom (H.K.) Limited Annual Report 2007

Statistical Review

Number of Registered International Telecommunications Subscriptions

03
1,589,000
04
1,916,000
05
2,054,000
06
2,202,000
07
2,331,000

International Telecommunications Traffic Volume

Million Minutes

03
888.0
04
1,007.0
05
947.1
06
788.0
07
659.0

Turnover by Principal Activities in 2007

International Telecommunications Services

Fixed Telecommunications Network Services

28.4%
71.6%

Turnover by Geographical Locations in 2007

Hong Kong

Canada

1.8%
98.2%

City Telecom (H.K.) Limited Annual Report 2007  05

Major Milestones and Events

1992	May	City Telecom (H.K.) Ltd. was incorporated in Hong Kong
	September	888 International Calling Card Service was introduced

1993	June	Switching center was established in Buffalo, New York, USA

1994	January	Launch of 003 international Guarantee Fax Service
	September	Launch of GlobaLink International Calling Card Service

1997	January	Launch of IDD300 Calling Service
	March	Set up INC (the Specialized IDD Network for Corporations) for corporate sector
	August	City Telecom was listed on the Stock Exchange of Hong Kong Limited

1998	February	Launch of International Simple Resale (ISR) Fax Service
	June	Launch of CTInets Internet Access Service
	November	The first company to receive the license of ISR voice service in Hong Kong

1999	January	Launch of IDD1666 Direct Calling Service
	November	ADR listing on the Nasdaq National Market of USA

2000	February	Hong Kong Broadband Network Limited (“HKBN”), a subsidiary of City Telecom obtained the Local Wireless FTNS license
	March	Launch of Broadband Internet services by HKBN

2001	May	CTI International awarded the Satellite-based Fixed Carrier license
	September	City Telecom Group’s 10th Anniversary

2002	March	City Telecom (H.K.) Limited awarded the Cable-based External FTNS license
	April	HKBN officially launched local on-net VOIP telephony service
HKBN upgraded to become a wireline-based FTNS licensee
	June	Launch of HKBN IDD0030 service
HKBN was confirmed by Cisco Systems to have successfully established the largest Metro Ethernet IP network in the world

2003	August	HKBN officially launched IP-TV service

2004	July	HKBN launched corporate data services
	August	HKBN launched off net residential VOIP service, namely, the Broadband Phone Service
	November	HKBN announced the launch of “bb100”, Hong Kong’s first 100Mbps residential broadband service, and the release of its 1Gbps residential broadband service by 2Q 2005

2005	April	HKBN officially launched “bb1000” Fibre-to-the-Home 1Gbps residential broadband service
	September	HKBN conferred as the winner of Global Entrepolis@Singapore Award 2005, which was presented by the Asian Wall Street Journal in association with the Economic Development Board of Singapore
	October	HKBN launched 2b Broadband Phone Service, providing VOIP service to local and overseas users via software version broadband phone HKBN has become the first service provider in the world to achieve the Cisco Powered Network Metro Ethernet QoS Certified status

2006	January	HKBN received “Best Brand Award 2005 (Broadband Service)” from PC Weekly
	September	CTI Group enhanced Work-Life Balance with the launch of eight employee-beneficial measures
	October	Liu Xiang “Be Ahead of Yourself” marketing campaign won the “Certificate of Excellence” of HKMA/TVB Awards for Marketing Excellence 2006

06  City Telecom (H.K.) Limited Annual Report 2007

Major Milestones and Events - Major Milestones and Events in 2007

Major Milestones and Events - Major Milestones and Events in 2007

February

HKBN launched bb50 & bb200 symmetric residential broadband service supported by "SDU" personalized customer care service

March

bbBOX

HKBN enhanced Digital TV Platform and launched new application "bbBOX"

HKBN received e-zone's e-brand award 2006-07 "Best Brand for Internet Service Provider"

May

bbTV
HK BROADBAND

HKBN's IP-TV service was renamed as bbTV

June

CTI Group was awarded "Best Retention Strategies" at the Hong Kong HR Awards 2007

July

AWARDS

HKBN was awarded "Integrated Support Team" of the Year at the Asia Pacific Customer Service Consortium (APCSC) Customer Relationship Excellence Awards (CRE Awards)

August

CTI established Volunteer Team

September

唯有光纖入屋
香港寬頻

HKBN launched "Fiber-To-The-Home" residential broadband service, "FiberHome100", "FiberHome200" and "FiberHome1000"

City Telecom Group's 15th Anniversary

City Telecom (H.K.) Limited Annual Report 2007  07

Be the largest

IP provider in

Hong Kong by 2016.

Turning

EVERYTHING

POSSIBLE

Chairman’s Statement

The only point I wish to highlight is “We will be the largest Next Generation Network (NGN) provider in Hong Kong by 2016”.

Dear Fellow Shareholders,

This year is one of the best years in our 15-year history, in terms of the strong cash flow brought by high level of Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA), largely driven by our well-defined strategies and the unmatched and unique performance capabilities of our broadband service.

While our competitors are still desperately spreading the messages to Hong Kong consumers that “100Mbps is no use”, “There is no genuine 100Mbps service in town”, “Why you need such a high bandwidth as 100Mbps” and “6Mbps or 8Mbps is good enough...”, our strong growth this year is the best evidence that more and more consumers have come to realise the need for high bandwidth, and understand the trend on broadband service development. Consumers are more willing to pay a premium to switch from the services offered by other Internet Service Providers to HKBN.

With such a strong network fundamentals, I expect that our competitive edge will leave our competitors 3 years to catch up, even if they made the decision to detract from their TV dream today. Despite this, we will continue to expand our next generation network, from the existing 1.4 million homes to 2.0 million homes coverage, which will have a substantial positive future impact.

10  City Telecom (H.K.) Limited Annual Report 2007

Chairman’s Statement

This year’s EBITDA improvement is a result of the combined power from the increase in Average Revenue Per User (ARPU) of our broadband service and relentless operating cost containment efforts. With the uprising trend of bandwidth demand and our operation efficiency, we expect that the strong growth of our broadband service is here to stay and is set to expand even faster.

The two co-founders of the company, Paul and myself, are preparing to shift away from the Hong Kong operations. On one hand, we are confident that our management team is now well ready to lead and further expand our business, and we prefer the company being run by a team of professional management members, rather than a two-men entrepreneurship. On the other hand, we are dedicating ourselves to the Singapore Next Generation National Broadband Network project, although the final tender document has yet to be released. We share and embrace the vision of the Singapore Government to have 1Gbps service connecting to a majority of the Singaporean homes. And with Hong Kong, Singapore, Korea and Japan rolling out Fiber-To-The- Home connectivity, we will be able to demonstrate to the world that, telecommunications infrastructures of Asia are more advanced than the rest of the developed world. We sincerely hope that our model can set an example for other Asian countries to follow.

In early 2006, we launched our “Mini-CEO” decentralized management structure to empower the management team to innovate within clearly defined rules. The process involves converting “departments” into “Mini-companies”, each run by a Mini-CEO. As such, front line and supporting departments such as marketing, sales, finance, information technology, talent management etc, all become a Mini-Company with separate profit and loss. The full year budget is set by our Management Committee, after which the Mini-CEO has a lot of autonomy to take action within the defined resource allocation. We believe that the Mini-CEO structure delivers both increased scope for innovation and enhanced internal control as it upgrades our managers mindset from employees to business owners.

Internally, after 18 months’ thorough discussion, we have developed our Vision Statement, with core purposes, core values, vivid descriptions and BHAG (Big, Hairy and Audacious Goal as proposed by James Collins and Jerry Porras in their Sep-Oct 1996 Harvard Business Review article titled “Building Your Company’s Vision”) being clearly set out. Full version of these can be found in latter pages of this annual report, so I shall not dwell on the details here. The only point I wish to highlight is “We will be the largest Next Generation Network (NGN) provider in Hong Kong by 2016”.

Wong Wai Kay, Ricky
Chairman
22nd November 2007

City Telecom (H.K.) Limited Annual Report 2007  11

Vision Statement

Core Purpose

To experience the emotion of competition, winning, and crushing competitors

To experience the joy of advancing and applying telecommunications technology for the benefit of the public

To fulfill the desire of Self-Actualization and “to become everything that one is capable of becoming”

Core Values

1.	Continuous strive for the best as a way of life

a.	We continuously look for innovative changes/improvements in our life and in our company, including products, services and work processes and ourselves; even though change is painful most of the time.

b.	We regularly change whatever can be changed after a certain period of time, even though we may not foresee any gain at the moment. We encourage “Attempts”.

c.	We will not rest as long as there is a single outstanding unresolved customer service complaint.

d.	We discover and elevate individual ability to make the most of their lives.

2.	We are People’s Leader and Pioneer

a.	We lead the development of the industry. We don’t follow others. We set the norm. We prescribe the standard. We set industry practice.

b.	We prefer to do the impossible or difficult task, rather than something likely to happen.

c.	We commit ourselves to big and audacious challenges.

d.	We appreciate, support and reward risk-taking decisions.

e.	As a People’s Leader, we have the duty to lead the community put community’s benefit before ourselves.

f.	As a Pioneer, we may be accused of moving too fast, and not being acceptable by the mass, especially at the beginning.

g.	We never give up. We are never afraid. We are ever a group of aggressive youth.

3.	Direct and Action oriented

a.	Direct, frank and transparent communication with our colleagues.

b.	Action-oriented. After a conclusion is made, whole company works as a single team towards the task.

c.	We encourage direct communication between the bottom and the top. Kill those who intend to block or cover up.

d.	We repel office-politics. Do not waste our time!

12  City Telecom (H.K.) Limited Annual Report 2007

Vision Statement

Aspirational Values

1.	Integrity

a.	Think about “Integrity” before making a decision.

b.	Delivering our promises.

c.	Making fair deals.

2.	We only work with smart, capable, competent and demanding people

a.	Human is not the same in every aspect. Some are smarter and more capable at workplace.

b.	We need a group of staffs with similar capability to build “Team Work”.

BHAG

Be the largest IP provider in Hong Kong by 2016

a.	IP provider means both infrastructure and service. Not only means BN access, but, also includes all applications (basic and VAS) running on IP platform, i.e. VoIP, IPTV, mobile data over IP

b.	Be the largest means customers think we are the “best”.

c.	This is why we didn’t call ourselves CTI-broadband few years ago.

d.	We will be the dominant IP player in HK, overtaking PCCW.

e.	It is measured by both number of subscribers and total revenue.

Vivid Description

Today, no one believed we could do a better job than PCCW or HGC. They thought we were just crazy and hopeless. They thought we could at most only survive for a short period of time. Then, we would be forced to sell the Company and assets; and HKBN would disappear in the market. But, we have proved ourselves: they are all wrong! By 2016, our results will prove that, the 10-year investment and business strategy is correct. We shall prove that we are right!

Our team will be famous of “turning everything possible”. Parents and schools refer us as a demonstration of “Never give up”, “Attitude training”, “Volition” and “Hero”.

We will be the first choice of customers, employees and business partners. They will come to us before contacting other operators.

All our staff will be professionally developed and trained. We offer a career rather than a job. A strong service oriented culture is bred. Our management team will be mature, knowledgeable and experienced, and frequently being invited as speakers to teach and share their experience in university management courses and industry events.

Our families will share our pride on our achievement and contribution to this region. We will be respected by our competitors, customers and governments. The best up-and-coming university graduates will seek to work for us in earnest. They will be willingly to work passionately because they know the value we create for this world. They know besides financial reward, here is the place they will find fulfillment in life.

We will be one of the well known telecommunications companies in this region. Our products and services range from network infrastructure to customer’s software and hardware implanted in the human body. My children would say, “Dad, I love to have you as my Father.”

City Telecom (H.K.) Limited Annual Report 2007  13

Team Work

To experience the emotion of competition, winning and crushing competitors

Management’s Discussion and Analysis

Broadband remains our core service. We are the market leaders in terms of symmetric bandwidth.

Financial Highlights

In thousands of Hong Kong dollars except for per share amounts and ratios

	2007	2006
Per Share
Net asset per share (HK$)	1.47	1.45
Earnings/(loss) per share
– Basic (HK Cents)	4.7	(15.0)
– Diluted (HK Cents)	4.6	(15.0)
Total dividend per share (HK Cents)	8.0	—

For the Year
Turnover	1,141,270	1,159,579
Earnings before interest, tax, depreciation and amortisation (EBITDA1)	353,827	245,238
Profit/(loss) attributable to shareholders	28,865	(92,241)
Capital expenditures	132,250	322,935
Free cash flow[2]	221,577	(77,697)

At 31 August
Cash position	634,529	483,076
Total equity attributable to equity shareholders	903,882	891,654
Shares in issue (in thousands)	616,503	614,175

Ratio
EBITDA margin	31.0%	21.1%
Gearing ratio	0.35	0.52

1	EBITDA for any period means, without duplication, net income/(loss) for such period, plus the following to the extent deducted in calculating such net income/(loss): net interest expense/(income), income taxes, depreciation and amortisation expense.
2	Free cash flow for any period means EBITDA net of capital expenditures for the period.

16  City Telecom (H.K.) Limited Annual Report 2007

Management’s Discussion and Analysis

Financial Review

The Group’s consolidated turnover for the 12 months ended 31 August 2007 decreased by 1.6% to HK$1,141.3 million. FTNS turnover increased by 10.2% to HK$816.8 million but was insufficient to cover the decrease in International Telecommunications Services (IDD) turnover of 22.4% to HK$324.5 million. FTNS now contributes 71.6% of our total turnover.

Despite of the slight decrease in turnover, the Group’s EBITDA grew strongly by 44.3% to HK$353.8 million driven by EBITDA margin expansion from 21.1% in FY06 to 31.0% in FY07. The significant improvement is a result of our focus on increasing Average Revenue Per User (ARPU) on FTNS business and also from enhancing operating efficiency over the last 18 months. Furthermore, the shift in the revenue composition from IDD to FTNS also represents a transition to a higher EBITDA margin business profile.

The Group recorded a profit attributable to our shareholders of HK$28.9 million in FY07, compared with a loss of HK$92.2 million in FY06. Basic earnings per share reached HK4.7 cents in FY07, a turnaround from basic loss per share of HK15.0 cents in FY06.

Liquidity and Capital Resources
As at 31 August 2007, the Group had total cash position of HK$634.5 million (2006: HK$483.0 million) and outstanding borrowings of HK$953.8 million (2006: HK$950.4 million). Our long term liability consists mainly of our 8.75% 10-year senior notes which amounted to HK$952.6 million (2006: HK$948.0 million). Our total cash position of HK$634.5 million, consisted of HK$532.9 million cash and bank balances, HK$87.2 million pledged bank deposits and HK$14.4 million long term bank deposits.

City Telecom (H.K.) Limited Annual Report 2007  17

Management’s Discussion and Analysis

Our capital expenditure for this year was HK$132.2 million, lower than the HK$322.9 million incurred for last year. We are well within our stated intent to keep capital expenditure to below our EBITDA, hence driving up our gross cash balance. For FY07, the Group has generated a positive free cash flow of HK$221.6 million (2006: negative free cash flow of HK$77.7 million).

The requirement of on-going capital expenditure on our network development will be met by internally generated cash flow and the proceeds from senior notes issued in January 2005. We intend to limit our capital expenditure to below our EBITDA generation.

The debt maturity profiles of the Group as at 31 August 2007 and 31 August 2006 were as follows:

	31 August 2007 HK$’000	31 August 2006 HK$’000
Repayable within one year	835	1,297
Repayable in the second year	121	806
Repayable in the third to fifth year	254	270
Repayable after the fifth year	952,593	948,027

Total	953,803	950,400

At 31 August 2007, all outstanding borrowings are on fixed interest rate and the currency denomination for the borrowings was as follows:

	31 August 2007 HK$’000	31 August 2006 HK$’000
United States Dollars
– Unsecured	952,593	948,027
Hong Kong Dollars
– Unsecured	1,210	2,373

Total	953,803	950,400

18  City Telecom (H.K.) Limited Annual Report 2007

Management’s Discussion and Analysis

The net debt to net asset gearing ratio of the Group for this year is 0.35 times which is calculated as below:

	31 August 2007 HK$’000	31 August 2006 HK$’000
Net Debt (note (a))	319,274	467,324
Net Asset	903,882	891,654
Gearing (times)	0.35	0.52

note	(a) Net of cash and bank balances, long term bank deposits, term deposits and pledged bank deposits

Charge on Group Assets

As at 31 August 2007, the Group had bank facilities of US$9.0 million which was secured by a pledged deposit of US$9.9 million. In addition, certain bank guarantees provided to suppliers and to utility vendors in lieu of payment of utility deposits were secured by a pledged deposits of HK$10.0 million (compared to pledged deposits of US$9.9 million and HK$10.0 million as at 31 August 2006).

Exchange Rates

The Group’s foreign currency exposures mainly arise from its borrowings denominated in foreign currency and from purchase of goods and services of its overseas operations. The Group periodically reviews the potential costs and benefits of hedging, and when necessary, the Group mainly uses forward foreign exchange contracts to manage the currency exposure.

Contingent Liabilities

As at 31 August 2007, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$5.9 million (31 August 2006: HK$6.3 million) and to utility vendors in lieu of payment of utility deposits of HK$5.3 million (31 August 2006: HK$5.3 million).

City Telecom (H.K.) Limited Annual Report 2007  19

Management’s Discussion and Analysis

Business Review

Fixed Telecom Network Services (FTNS)

FTNS is the core business of the Group, generating 71.6% of our total revenues. Total FTNS subscription base, including all registered paid and free, on-net and off-net subscriptions, increased by 66,000 to 683,000 as of 31 August 2007. Of the total 66,000 net additions, 42,000 was achieved in the second half of the financial year. We believe this return to growth is an indicator that the market has now accepted a premium pricing positioning.

Broadband remains our core service. We are the market leaders in terms of symmetric bandwidth. During the year we raised our entry service level from 10Mbps to 25Mbps, such that our range of offerings now consist of bb25, bb50, bb100, bb200 and bb1000. As such, our entry level service of symmetric 25Mbps is already beyond mass capability of our competitors.

During the year, we formally launched “Special Duty Unit” (“SDU”) single point of contact customer care system, whereby every residential broadband customer is assigned a personal account executive, similar to the services offered by premium banks. In this process, we are upgrading our talent’s mindset from transaction based to customer ownership.

Due to our technology and customer service differentiation, we continue to push up our broadband ARPU. For new and renewal contracts, our monthly ARPU increased to HK$175/month in August 2007 versus HK$148/month in August 2006.

Following the previously established pool of word-of-mouth referral in August 2007, we started to drive a strategy of promoting the brand to a wider audience. A series of 1 minute mini program was broadcasted on television with the aim to educate the masses on why we need high bandwidth and why only HKBN’s network, not the incumbent network, can provide this bandwidth. The branding strategy will carry on to reinforce the needs on bandwidth of our existing subscribers and to change the mindset of potential subscribers.

International Telecom Services (IDD)

Our IDD business continued to decline over the year as a result of continued competition on pricing and lower traffic volume. This trend is mainly influenced by the other available calling options driven by the growth of Voice-Over-IP (VOIP) in the market place and also, the bundling of IDD minutes with other product offerings which continued to reduce its standalone profitability.

Our IDD traffic volume fell from 788.0 million minutes in FY06 to 659.0 million minutes in FY07 which partially due to our proactive migration from sunset IDD service to our long term sustainable FTNS international VOIP service, branded as “2b”.

20  City Telecom (H.K.) Limited Annual Report 2007

Management’s Discussion and Analysis

Costs

Embraced by our next generation network foundation, last year’s operational efficiency plan and decentralization of authority to department heads, our operating costs declined from HK$1,195.3 million in FY06 to HK$1,048.7 million in FY07, representing a drop of 12.3%. Majority of the cost savings came from reduced “Network costs and cost of inventories” and “Staff costs”. As the bulk of the network costs of FTNS business is fixed up to a certain scale, the savings from this cost component has helped profit margin considerably. In addition, due to the change in accounting estimate on estimated useful lives of certain telecommunication equipments, depreciation expenses for the year decreased by HK$15.9 million. Such change has been accounted for prospectively from 1 June 2007.

Prospects

The market is polarizing with different business strategies being embraced by the incumbent and ourselves. Whereas the incumbent is investing heavily in exclusive contents, we continue to invest in our Metro Ethernet infrastructure. In September 2007, we launched our Fiber-To-The-Home service at commercially attractive rates to further extend our technology differentiation relative to the incumbent and other competitors. Even prior to us dropping the bb10 service offered to new customers, the fact that more than 60% of our current subscriptions were bb25 or above services confirmed that there is market demand for ultra-high bandwidth services, i.e. customers feel the need for speed.

Our strategy is to commoditise bandwidth, i.e. make symmetric 100Mbps broadband service as the standard in the territory over time. With this in mind, we have set a 3-year target to expand from our current home pass of 1.4 million to 2.0 million home pass (approximately 90% population coverage) by 2010. We expect that with increased economies of scale, we aim to push our profit margins north.

Employee Relations

As of 31 August 2007, the Group had 2,692 permanent full-time employees versus 2,565 as of 31 August 2006, the total staff related cost was HK$383.8 million in FY07 versus HK$420.5 million in FY06 which mainly benefited from streamlining the work force last year. We upgraded our focus from human resources to talent management with the objective of hiring only the best people - those who have common passion in the Group vision.

The Group offers remuneration packages consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on performance of both the Group and the individual employee. In addition to the comprehensive medical and life insurance coverage, the Group provides share options as well as competitive retirement benefits.

City Telecom (H.K.) Limited Annual Report 2007  21

Management’s Discussion and Analysis

Staff Engagement Supplement

Staff Engagement

In September 2006, the supporting functions of Talent Management, Learning & Development and Administration were restructured under a single group known as the Staff Engagement Department (SED). The primary objective of SED is to provide first class end-to-end service to our staff, working in direct partnership with our Customer Engagement Department (CED). Through the year, the SED implemented a series of enhancements to attract, develop and retain the best talent.

Executive Upgrade Plan

Our philosophy is to develop all-rounded business executives. As such, we highly value executives that are able to contribute on a total business basis rather than be limited to a vertical specialty, be it finance, engineering, marketing etc. During the past 12 months, the company has proactively sponsored 9 candidates in EMBA/MBA from institutions such as The Chinese University of Hong Kong, Kellogg-HKUST, Hong Kong University of Science and Technology, Hong Kong Baptist University, The Richard Ivey School of Business - The University of Western Ontario. Already, we are seeing the benefits of wider insight that these candidates bring to their daily operations.

Our goal is to have the far majority of our senior management be MBA qualified. We believe the business literacy for all our senior management, irrespective of their area of expertise, is a requisite for our long term success. Within our top senior management of 28 executives, more than 50% have or are in the process of sitting for postgraduate qualifications.

Education Partnership

We offer a company-wide Education Partnership that sponsor up to 80% of qualified courses chosen by the staff. The key objective for the Education Partnership is to cultivate a Continuous Learning culture. A wide range of courses are now being sponsored, including advanced diploma courses in finance and management, diploma course in web design, CPA modules, Cisco Certified certificate courses and workplace English etc.

GZ Executive Development Program

From Guangzhou, we invited 34 high potential future managers and top service executives to be groomed in Hong Kong under our 1-6 month executive development programs. Our goal is to upgrade the local management quality in Guangzhou for eventual deployment within the Group, be it in Guangzhou or Hong Kong.

22  City Telecom (H.K.) Limited Annual Report 2007

Management’s Discussion and Analysis

In-House Professional Development Series

In addition to sponsorship of external course, we run in-house Professional Development Series leveraging our internal subject matter experts. These courses range from highly technical to practical personal development and include subject matters such as interconnection regime, broadband technology evolution, finance for non-finance staff, leadership pipeline, wine appreciation and property basics, etc.

Company-Wide 5% Staff Exit Rule

Whilst we invest heavily in our staff, we recognize that some staff may have career objectives that differ to our corporate objectives. Initiated in 2006, we will continue to implement the annual company 5% staff exit rule. In a process similar to what GE’s former CEO Jack Welsh used, we rank our staff in terms of relative productivity and then request the bottom 5% to leave our company.

Work-Life Balance

We consider Work-Life Balance to be fundamental to our ability to attract and nurture talents. Whilst we have numerous initiatives to enhance Work-Life Balance within the Group, we would like to highlight our corporate participation in the Annual Standard Chartered Hong Kong Marathon. In 2007, we had 56 participants who successfully completed the event. This year, with full company sponsorship, including organized group training by professional running coaches twice a week, our corporate enrollment has reached 167 talents, which represents more than 10% of our Hong Kong based work force.

Awards

We are pleased that our Staff Engagement efforts were recognized by a number of public awards:

•	Hong Kong HR Awards for Best Retention Strategies and Finalist for Best Talent Management

•	Four of our corporate sales staff were the awardees of Distinguished Salesperson Award

•	Best Practice in Process Innovation of Best Practice Management Award 2007 for our Special Duty Unit Customer Service deployment

City Telecom (H.K.) Limited Annual Report 2007  23

People’s

LEADER and PIONEER

To experience the

joy of advancing

and applying

telecommunications

technology for the

benefit of the public

Profile of Directors and Senior Management

Executive Directors

Mr WONG Wai Kay, Ricky, aged 45, is the co-founder and Chairman of the Group. He is responsible for our overall strategic planning and management. Mr Wong holds a bachelor’s degree in science from The Chinese University of Hong Kong and has over 20 years’ experience in the telecommunications and computer industries. Mr Wong had worked at a major US-listed computer company as a marketing representative and was responsible for marketing and distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in import and distribution of computer systems in Canada prior to co-founding of the Group. Mr Wong is a first cousin of Mr Cheung Chi Kin, Paul, the Chief Executive Officer of the Group. Currently, he is a member of Commission on Youth, a member of Zhejiang Committee, Chinese People’s Political Consultative Conference, an independent non-executive director of Bossini International Holdings Limited and a member of the Board of Trustees, United College, The Chinese University of Hong Kong.

Mr CHEUNG Chi Kin, Paul, aged 50, is the co-founder and Chief Executive Officer of the Group. He is responsible for our day-to-day operations and technological research, development and support activities. Mr Cheung graduated with a diploma of advanced programming and system concepts design from Herzing Institute, Canada. He has more than 26 years’ experience in the telecommunications and computer industries. Mr Cheung had worked in companies engaged in application software development and computer consultancy prior to co-founding of the Group. Mr Cheung is a first cousin of Mr Wong Wai Kay, Ricky, the Chairman of the Group.

Mr LAI Ni Quiaque, aged 37, is Chief Financial Officer and Head of Staff Engagement. Mr Lai joined the Group in May 2004. Mr Lai has extensive experience in telecommunications industry research and finance, being highly rated in this field. Prior to joining City Telecom, Mr Lai was Director and Head of Asia Telecom Research for Credit Suisse, having spent 8 years with the firm. During his tenure with Credit Suisse, he was involved in global fund raisings for a wide range of Asian Telecom carriers such as China Mobile, China Telecom, China Unicom, China Netcom, SK Telecom, PCCW, Telekom Malaysia, etc. Before that, Mr Lai held positions with Hongkong Telecom and Kleinwort Benson Securities (Asia). Mr Lai holds a Bachelor of Commerce degree from the University of Western Australia, is a Fellow member of CPA Australia and is a Member of the Hong Kong Institute of Directors. Mr Lai has been accepted into the Kellogg-HKUST EMBA program commencing in January 2008.

26  City Telecom (H.K.) Limited Annual Report 2007

Profile of Directors and Senior Management

Non-Executive Director

Mr CHENG Mo Chi, Moses, aged 57, was re-designated as a non-executive director of the Group with effect from 30 September 2004. He was appointed as an independent non-executive director of the Group since 17 June 1997. He is the senior partner of P.C. Woo & Co., a firm of solicitors and notaries in Hong Kong, the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus and the Chairman of the Betting and Lotteries Commission. Mr Cheng was appointed as a member of the Legislative Council of Hong Kong from 1991 to 1995.

Independent Non-Executive Directors

Dr CHAN Kin Man, aged 48, is an associate professor of the Department of Sociology of The Chinese University of Hong Kong, specializing in the state-society relations in Mainland China and Hong Kong. He received a bachelor of social science degree from The Chinese University of Hong Kong in 1983 and a doctor of philosophy degree from Yale University in the U.S. in 1995. Dr Chan has been a Director since June 1997.

Mr LEE Hon Ying, John, aged 61, is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific of Northrop Grumman - Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable & Wireless HKT and Hong Kong Telecom. He is a chartered engineer and a member of each of Institution of Engineering and Technology, the United Kingdom, and the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a master’s degree in information system from the Hong Kong Polytechnic University in 1992. In addition, he is the Territory Vice-president of the Society of St. Vincent de Paul of Asia and Oceania, which is an international charity body. He is the Commission member of Catholic Diocese of Hong Kong Diocesan for Hospital Pastoral Care. Mr Lee has been a Director since June 1997.

Mr PEH Jefferson Tun Lu, aged 48, is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr Peh holds a Master degree in business from the University of Technology, Sydney. He has over 25 years of experience in finance, accounting and management from listed and private companies in Hong Kong and Australia. Mr Peh has been a Director of the Group since September 2004.

City Telecom (H.K.) Limited Annual Report 2007  27

Profile of Directors and Senior Management

Senior Management

Mr CHANG Wing Fu, Stephen, is the Chief Technology Officer. Mr Chang joined the Group in July 2006 as Chief Information Officer and has taken up the additional role as the Group’s Chief Technology Officer since December 2006. He provides advice and assistance to the Group, to ensure that Information and Communications technologies are acquired and managed in a manner that is aligned with business strategy, supporting the goals and objectives of the Group and its various business units. Mr Chang graduated from Australia and holds a Masters in Information Systems Degree and a Bachelor of Science Degree from Monash University. Mr Chang has 19 years of experience in Systems Development, Project Management, Consulting and I.T. Management. Prior to joining the Group, Mr Chang was the Asia Pacific/Japan VP of Worldwide Support for a U.S. software company. Before that he was the General Manager of I.T. at Smartone-Vodafone.

Mr CHONG Kin Chun, John, is the director of the corporate division. He is responsible for sales, marketing and servicing development of the Group’s international telecommunications services and fixed telecommunications network services for business and corporate customers. Mr Chong joined the Group in February 1996 and holds a bachelor’s degree in arts from The University of Hong Kong. Mr Chong worked as a general manager overseeing product management and the sales force of a listed telecommunications products company in Hong Kong from 1987 to 1996.

Mr LO Sui Lun, is the director of Hong Kong Broadband Network Limited (HKBN). He is now in charge of the company’s Next Generation National Broadband Network (NGNBN) project in Singapore. That project is to develop a FTTH network for the whole country. Before that, Mr Lo was in charge of regulatory, carrier business, international business, network operation and network development for HKBN. Mr Lo joined CTI in September 1998. Prior to that, Mr Lo worked for PCCW (formerly known as “Hong Kong Telecom”) for 9 years, gaining experience in network planning and undersea cable investment. Mr Lo holds a bachelor’s degree in sciences in electronics from The Chinese University of Hong Kong and a master’s degree in business administration from the University of Strathclyde, UK.

28  City Telecom (H.K.) Limited Annual Report 2007

Profile of Directors and Senior Management

Ms TO Wai Bing, holds the position of Managing Director of Business Development. Ms To is a member of the Management Committee of the Group and in charge of International Business Department and Carrier Business Department. She is responsible for the control of cost of services, carrier relations, sales of carrier business, explore and secure business partnerships to strengthen the Group’s business operations and development. Before joining the Group, Ms To had worked in the Hong Kong Telecom Group for 16 years after graduating from Hong Kong Polytechnic University with a Diploma in Electronic Engineering and subsequently a Higher Certificate in Electronic Engineering. Ms To rejoined the Group in May 2007 after her previous service with the Group from September 1998 to July 2006.

Mr YEUNG Chu Kwong, William, is the Chief Operating Officer of the Group. Mr Yeung joined the Group in October 2005 and is responsible to head our customer engagement department to oversee customer relationship management. Mr Yeung is also responsible to head network development department. He holds a Bachelor of Arts degree from Hong Kong Baptist University, a master of business administration degree from University of Strathclyde, UK and a Master of Science degree in electronic commerce and internet computing from The University of Hong Kong. Mr Yeung has more than 15 years’ experience in the telecom industry. Prior to joining the Group, Mr Yeung was the Director of Customers Division in Smartone-Vodafone, the General Manager of Personal Communications and Retail Division in Tricom Telecom Limited, and was also an Inspector of Police in the Hong Kong Police Force.

Company Secretary

Mr TAI Kwok Hung, is the Head of the Legal, Regulatory and Company Secretarial Department of the Group and was appointed Company Secretary with effect from 7 August 2007. Mr Tai graduated from The University of Hong Kong with a bachelor’s degree in laws. Mr Tai is a solicitor admitted in Hong Kong, England and Wales and a legal practitioner admitted in New South Wales, Australia. Mr Tai has more than 10 years’ post admission experience both in private practice and as in-house counsel with listed companies.

City Telecom (H.K.) Limited Annual Report 2007  29

To fulfill the desire of Self-Actualization and “to become everything that one is capable of becoming”

Encourage ATTEMPTS

Financial Information

Pulling together with perseverance, the Group has strived to achieve greater heights, beyond our individual capabilities, against challenging market conditions. Through long term investments and aggressive business strategy, we are building a strong future and laying the foundation to become Hong Kong’s preeminent integrated telecommunications services provider.

32  City Telecom (H.K.) Limited Annual Report 2007

Corporate Governance Report

The Group is committed to ensuring high standards of corporate governance in the interests of the shareholders and in maintaining high level of business ethics and corporate governance practices.

The Board supports the principles of corporate governance as stated in the Code on Corporate Governance Practices (the “CG Code”). Details of the CG Code are set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”). Below is the Group’s report on the application of the principles contained in the CG Code for the year under review. The Company has complied throughout the year ended 31 August 2007 with the Code Provisions except that Mr Wong Wai Kay, Ricky (as Chairman of the Board and executive director) did not attend the last Annual General Meeting on 29 December 2006 due to other engagements. Mr Lai Ni Quiaque (as executive director, Chief Financial Officer and member of the Remuneration Committee) and Mr Lee Hon Ying, John (as independent non-executive director, Chairman of both the Audit Committee and Remuneration Committee) attended that Annual General Meeting.

Model Code for Securities Transactions by Directors of Listed Issuers ( “Model Code “)

The Company has adopted the Model Code of the Listing Rules as the code of conduct for securities transactions by directors of the Company (the “Company Code”). Having made specific enquiry of all directors, the Directors confirmed that they have complied with the required standards as set out in the Company Code throughout the year from 1 September 2006 to 31 August 2007. On 21 November 2005, the Company has also extended the Company Code for securities transactions by the senior management of the Company.

The Board

The Board is responsible to the shareholders for the management of the Group and has adopted a committee structure which enables the Board to concentrate its efforts on establishing the strategic direction of the Company, setting objectives of and monitoring the performance of the Management.

Directors

The Board currently comprises a total of 7 directors, with three executive directors, one non-executive director and three independent non-executive directors. In this respect, the Company complies with the requirement of the Listing Rules which requires every board of directors of a listed issuer to have at least three independent non-executive directors.

The names and biographical details of the directors of the Company are given on pages 26 to 29 in the Profile of Directors and Senior Management. All directors served the Board throughout the financial year.

The Company does not have a nomination committee or a formal written Board evaluation process for nomination of members to the Board. Generally, decisions on nominations for members to the Board would result from consultations among the Chairman, Chief Executive Officer and other Directors as they consider appropriate.

Every newly appointed director of the Company will receive a comprehensive, formal and tailored induction on the first occasion of his appointment to ensure that he has a proper understanding of the operations and business of the Company, and that he is fully aware of his responsibilities under statute and common law, the Listing Rules, applicable legal requirements and other regulatory requirements and the business and governance policies of the Company.

City Telecom (H.K.) Limited Annual Report 2007  33

Corporate Governance Report

Appointment, re-election and removal of directors

Pursuant to the Articles of Association of the Company, any director appointed by the Board for filling a casual vacancy or as an addition to the existing Board shall hold office only until the next following general meeting of the Company, and shall be eligible for re-election.

At every annual general meeting, one third of the Directors shall retire from office and every of them (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years.

The term of appointment of the non-executive directors of the Company is renewable every year subject to retirement by rotation at least once every three years.

For compliance with the provisions of the Articles of Association of the Company, Mr Lee Hon Ying, John and Mr Peh Jefferson Tun Lu shall retire by rotation at the coming 2007 Annual General Meeting and, being eligible, will offer themselves for re-election.

Composition and role

In terms of the composition of the Board, the Board’s preference is to maintain a smaller size for efficiency and to encourage active dialogue among the members. It believes that the balance between executive and non-executive directors is reasonable and adequate to provide check and balance that safeguard the interests of shareholders and the Group.

Pursuant to Rule 3.13 of the Listing Rules, each of the independent non-executive directors has made a written confirmation of independence and the Company is of the view that all the independent non-executive directors meet the independence guidelines set out in Rule 3.13 of the Listing Rules.

The Board’s principal focus is on the overall strategic direction, development and control of the Group. In support of this, the following functions are reserved to the Board:

(i)	Establishing the strategic direction of the Company;

(ii)	Setting the objectives of Management;

(iii)	Monitoring the performance of Management;

(iv)	Acting in the best interests of the Company and shareholders; and

(v)	Reviewing, considering and/or approving the annual budget, management results and performance update against annual budget, together with business report and presentations from Management.

The Board also delegates to the Management the functions of (1) implementing of the strategy and direction set by the Board; and (2) preparing the annual operating budget and presenting the same to the Board for approval.

The roles of the Chairman and the Chief Executive Officer are segregated. They are set out in written job descriptions, and were approved by the Board on 4 April 2006. The positions of the Chairman and Chief Executive Officer are held by separate individuals. Although Mr Wong Wai Kay, Ricky, Chairman of the Company, is a first cousin of Mr Cheung Chi Kin, Paul, Chief Executive Officer of the Company, the written job descriptions reinforce a segregation of duties in order that a balance of power and authority is achieved.

Other than the above, none of the members of the Board has any relationship (including financial, business, family or other material or relevant relationships) between each other.

34  City Telecom (H.K.) Limited Annual Report 2007

Corporate Governance Report

Board Proceedings

The Board meets regularly at approximately quarterly intervals. All Board members have full and timely access to relevant information and may take independent professional advice at the Company’s expense, if necessary. The Company Secretary will dispatch to all members of the Board the notice at least before 14 days of each of regular board meetings to ensure that all directors are given an opportunity to include matters in the agenda for regular board meetings.

Representatives from Finance Department and Internal Audit Department would be invited whenever appropriate, reporting to the Board on their business including the operations, financial performance and internal audit progress. The Company Secretary also reports to the Board on the corporate governance issues, where necessary. These reports and the discussions at Board meetings enable all Board members to make informed decisions in the interests of the Company. The finalized agenda and full set of board papers were sent at least 3 days before the intended dates of the Board meetings.

All directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that proper board procedures are followed and advising the Board on all corporate governance matters.

All the minutes of Board meetings are prepared by the Company Secretary with sufficient details of the matters considered by the Board and decisions reached, including any concerns raised by directors or dissenting views expressed. The draft minutes of board meetings are circulated to the Board members for comment and the final version of Board minutes are formally adopted at the subsequent meeting. Minutes of Board Meetings are kept by the Company Secretary and open for inspection by all Board members at the Company’s registered office.

The Board met five times in this year, together with twenty-one written resolutions approved by all the members. The attendance of individual directors/ members at these Board meetings and at two other committees meetings (the Audit Committee and the Remuneration Committee) is set out in the following table:

Meetings Attended/Held
	Board meeting	Audit Committee meeting	Remuneration Committee meeting
Executive Directors:
Mr Wong Wai Kay, Ricky (Chairman)	5/5	N/A	N/A
Mr Cheung Chi Kin, Paul (Chief Executive Officer)	4/5	N/A	N/A
Mr Lai Ni Quiaque# (Chief Financial Officer)	5/5	N/A	2/2

Non-Executive Director:
Mr Cheng Mo Chi, Moses#	4/5	N/A	1/2

Independent Non-Executive Directors:
Mr Lee Hon Ying, John*#	5/5	3/3	2/2
Dr Chan Kin Man*#	5/5	3/3	2/2
Mr Peh Jefferson Tun Lu*#	5/5	3/3	2/2

Director, Talent Management:
Ms Choy Mei Yuk, Mimi#	N/A	N/A	2/2

*	Audit Committee Member
#	Remuneration Committee Member

City Telecom (H.K.) Limited Annual Report 2007  35

Corporate Governance Report

Directors’ Responsibilities for the Financial Statements

The Board, supported by the Finance Department, is responsible for the preparation of the financial statements of the Group. In preparing the financial statements, the generally accepted accounting standards in Hong Kong have been adopted and the Group has complied with accounting standards issued by the Hong Kong Institute of Certified Public Accountants. Appropriate accounting policies have also been used and applied consistently. The Board acknowledges their responsibility for preparing the financial statements of the Company that they are prepared on a going concern basis and give a true and fair view of the state of affairs of the Company as at the year ended 31 August 2007, and every profit and loss account of the Company shall give a true and fair view of the profit or loss of the Company for this financial year ended 31 August 2007.

Directors’ and Officers’ Liability Insurance and Indemnity

The Company has purchased insurance to cover the Directors’ and Officers’ liability. The insurance policy contains the following separate insurance contracts: Directors’ and Officers’ Liability Contract; Company Reimbursement Contract; and Legal Representation Expenses Contract. Throughout the financial year 2007, no claim has been made against the directors and officers.

Board Committees

Remuneration Committee

The Group’s Remuneration Committee was established in August 2001. The Remuneration Committee comprises six members with three independent non-executive directors, the non-executive director, the chief financial officer and the Director, Talent Management. The Chairman of the Remuneration Committee is Mr Lee Hon Ying, John. The terms of reference of the Committee as adopted by the Board are published on the Group’s website. The Remuneration Committee’s objectives are to:

(i)	Establish a formal, fair and transparent procedures for developing policy and structure of all remuneration of directors and senior management;

(ii)	Review and consider the Company’s policy for remuneration of directors and senior management;

(iii)	Determine the remuneration packages of executive directors and senior management; and

(iv)	Recommend to the Board the remuneration of non-executive directors (whether independent or otherwise).

The main responsibilities of the Remuneration Committee are set out as follows:

a.	to make recommendations to the Board on the Group’s policy and structure for all remuneration of directors and senior management and on the establishment of a formal and transparent procedure for developing policy on such remuneration;

b.	to have the delegated responsibility to determine the specific remuneration packages of all executive directors and senior management, including benefits in kinds, pension rights, short and long term incentives and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board of the remuneration of non-executive directors;

c.	to review and approve performance-based remuneration by reference to corporate goals and objectives resolved by the Board from time to time;

36  City Telecom (H.K.) Limited Annual Report 2007

Corporate Governance Report

d.	to review and approve the compensation payable to executive directors and senior management in connection with any loss or termination of their office or appointment to ensure that such compensation is determined in accordance with relevant contractual terms and that such compensation is otherwise fair and not excessive for the Group;

e.	to review and approve compensation arrangements relating to dismissal or removal of directors for misconduct to ensure that such arrangement are determined in accordance with relevant contractual terms and that any compensation payment is otherwise reasonable and appropriate;

f.	to ensure that no director or any of his associates is involved in deciding his own remuneration;

g.	to consider other issues as may be assigned from time to time by the Board; and

h.	to advise shareholders on how to vote with respect to any service contracts of directors that required shareholders’ approval under the Listing Rules.

The remuneration of directors and senior management is determined with reference to the salaries paid by comparable companies, time commitment and responsibilities of the directors and senior management, employee conditions elsewhere in the Company and desirability of performance-based remuneration.

The remuneration structure of the Company for its employees, including executive directors and senior management, comprises fixed salary, discretionary bonus and employer’s contribution to pension scheme. Directors and employees also participate in bonus arrangements determined by the performance of the Group and the individual’s performance. Details of the directors’ remuneration are set out in Note 10 of the financial statements.

During this year, the Remuneration Committee met two times to discuss remuneration related matters together with one written resolutions approved by all committee members. Matters discussed included the followings:

a.	Reviewed and approved the proposed discretionary performance bonus for the management committee members;

b.	Reviewed and approved the remuneration packages for management committee members; and

c.	Reviewed and approved the remunerations for the non-executive director/ independent non-executive directors of the Company.

Audit Committee

The Group established its Audit Committee in March 1999. The Audit Committee comprises Mr Lee Hon Ying, John (the Chairman of the Audit Committee), Dr Chan Kin Man, Mr Peh Jefferson Tun Lu who are all independent non-executive directors of the Company.

The main responsibilities of the Audit Committee are to oversee the accounting and financial reporting processes of the Group and the audits of the Group’s financial statements on behalf of the Board of Directors; and to review and discuss the internal audit plans and reports of the audit activities, examinations and results thereof of the internal audit department of the Company.

City Telecom (H.K.) Limited Annual Report 2007  37

Corporate Governance Report

The Audit Committee is also directly responsible for the appointment, compensation, retention and oversight of the work of the Group’s independent auditors (including resolution of disagreements between management and the auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Group. It shall have the resources and authority appropriate to discharge its responsibilities as required by the law, including the authority to engage independent counsel and other advisors as the Audit Committee deems necessary to carry out its duties.

For the year ended 31 August 2007, KPMG, the external auditor of the Company, and its subsidiaries received approximately HK$2,600,000 (31 August 2006: HK$2,143,000) for audit services and HK$Nil (31 August 2006: HK$675,000) for non-audit services.

The Audit Committee met three times in this year together with three written resolutions approved by all the committee members. The major works performed by the Committee from 1 September 2006 to 31 August 2007 included:

a.	Reviewed the Company’s financial statements for the year ended 31 August 2006 and for the six months ended 28 February 2007;

b.	Reviewed the internal audit progress, especially on the compliance of the Sarbanes-Oxley Act;

c.	Reviewed the external auditor’s report on the review of the Company’s interim financial report for the six months ended 28 February 2007 and the Company’s audited consolidated financial statements for the year ended 31 August 2006; and

d.	Pre-approved the audit and non-audit services provided by KPMG, external auditor of the Company.

Other than all the Audit Committee members, representatives of the external auditor, executive directors and representative of Internal Audit Department would be invited to attend the meetings for reporting and answering questions about their work whenever necessary.

The minutes of the Audit Committee meetings are prepared by the Company Secretary who acted as the secretary of the meetings with details of the matters considered by the committee members and decisions reached, including any concerns raised by the committee members or dissenting view expressed. The final version of the minutes are approved by the committee members at the subsequent meeting. The minutes are kept by Company Secretary and are open for inspection by the committee members at the Company’s registered office. To enable the committee members making conversant decision, the agenda and the relevant meeting papers are dispatched at least one week before the meetings.

Internal Controls

The Board is responsible for maintaining and reviewing the effectiveness of the Group’s internal control system. This system is designed to help the achievement of business objectives, safeguard assets against unauthorized use or disposition, ensure the maintenance of proper accounting records for the provision of reliable financial information for internal use or for publication, and ensure compliance with relevant legislation and regulations. Moreover, this system is designed to provide reasonable, but not absolute, assurance against material misstatements, losses and fraud.

38  City Telecom (H.K.) Limited Annual Report 2007

Corporate Governance Report

Internal Audit department was established to conduct independent reviews on the Group’s internal control. The audit plan is discussed and agreed every year with the Audit Committee. In addition to its agreed schedule of work, the Internal Audit Department conducts other review and investigates work as may be required. The significant audit findings and corrective action plans are reported to the Chairman and Audit Committee at least twice a year. Copies of Internal Audit Reports are sent to the Chief Financial Officer and external auditors.

The internal control assessment was conducted with reference to the COSO framework (The Committee of Sponsoring Organization), namely, control environment, risk assessment, control activities, communication and monitoring. These include systems for identifying, monitoring and management of risks associated with its business activities as follows:

•	An organizational structure with operating policies and procedures, lines of responsibility and delegated authority has been established;

•	Members of the Board and Management Committee who have access to price-sensitive and specific information are bound by the Model Code for Securities Transactions by Directors of Listed Issuers;

•	6-month rolling budget for all capital and operating expenditures are prepared and approved by senior management before being adopted;

•

Monthly management reports on the financial results and key operating statistics of each business segment are reviewed by Executive Directors. Regular meetings are held with the senior management of each business unit to review the actual performance against budget;

•	A quarterly review of the Group’s financial performance by the Board;

•	Self-Assessment Questionnaires are issued to business units for completion as a basis for evaluating the general system control environment and risks;

•	The use of information technology to build an automatic control in our computer systems;

•	Whistleblower policy is established to facilitate the reporting of any improper activities relating to fraud, questionable accounting or internal control matters; and

•	Engagement of independent professionals and provision of appropriate trainings to ensure compliance with applicable laws and regulations.

For the year under review, the Directors have conducted a review of the effectiveness of the system of internal control of the Group and consider the Group’s internal control system is reasonably effective and adequate. The review covered all material controls including financial, operational and compliance controls and risk management functions.

To assist the continuous professional development of the management of the Group, a workshop on global best practices on internal control and how such control can improve operational performance of the Group was held in September 2006.

Company Policies

The Group has adopted a number of company policies to ensure good corporate governance practices and high standard of business conducts and ethics of the Group, including Company Policies and Procedures, Code of Business Conduct and Ethics and individual departmental charters. The Group will conduct and review regularly an evaluation of the adequacy of these Company policies.

City Telecom (H.K.) Limited Annual Report 2007  39

Corporate Governance Report

Investor Relations

The Group is committed to fostering productive and long-term relationships with shareholders and investors through open and prompt communication. The Group adopts a policy of disclosing relevant information to shareholders in a timely manner. The Group’s annual general meeting allows the directors to meet and communicate with shareholders. For strengthening the communication with the shareholders and investors, Mr Lai Ni Quiaque (as executive director, Chief Financial Officer and member of the Remuneration Committee) and Mr Lee Hon Ying, John (as independent non-executive director and Chairman of both the Audit Committee and Remuneration Committee) attended the last Annual General Meeting on 29 December 2006.

Various channels are established to facilities transparency. Our Group website which contains corporate and financial information of the Group, interim and annual reports issued by the Group as well as recent development of the Group enable shareholders and investors to have timely and updated information of the Group.

During this year, the Board confirmed that there were no significant changes made in the Company’s Articles of Association.

US Sarbanes-Oxley Act 2002

As the Company is listed on the Nasdaq Stock Market in the U.S., it is also bound by the provisions of the U.S. Sarbanes – Oxley Act 2002, which is a legislation seeking to enhance the transparency and accountability of companies in the areas of corporate governance and financial reporting.

The Group has been, and will continue its process of, reviewing its internal control systems and practices and implementing new requirements under this legislation in line with applicable compliance dates, in particular Section 404 of the Sarbanes – Oxley 2002 regarding the internal control over financial reporting.

40  City Telecom (H.K.) Limited Annual Report 2007

Report of the Directors

The directors have pleasure in submitting their report together with the audited financial statements for the year ended 31 August 2007.

Principal Activities and Geographical Analysis of Operations

The principal activities of the Company and its subsidiaries (the “Group”) are the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.

An analysis of the Group’s performance for the year by business and geographical segments is set out in note 3 to the financial statements.

Results and Appropriations

The results of the Group for the year are set out in the consolidated profit and loss account on page 53 of the annual report.

Reserves

Movements in the reserves of the Group and the Company during the year are set out in note 22 to the financial statements.

An interim dividend of HK4 cents per share (2006: Nil) was paid on 14 June 2007. At a Board meeting held on 22 November 2007, the Board has recommended to pay a final dividend of HK4 cents per share with a scrip dividend option offered to all shareholders excluding shareholders with registered addresses outside Hong Kong (whom the Company upon proper enquiries considers such exclusion necessary or expedient on account either of the legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place). Subject to the approval of the shareholders at the forthcoming Annual General Meeting, the final dividend will be distributed on or about 4 February 2008 to shareholders whose names appear on the register of members of the Company as at the close of business on 21 December 2007.

Donations

Charitable and other donations made by the Group during the year amounted to HK$43,000 (2006: HK$149,500).

Fixed Assets

Details of the movements in fixed assets of the Group are set out in note 13 to the financial statements.

Share Capital and Share Options

Details of the movements in share capital and share options of the Company are set out in note 22 to the financial statements.

Distributable Reserves

Distributable reserves of the Company as at 31 August 2007, calculated in accordance with section 79B of the Hong Kong Companies Ordinance, amounted to approximately HK$193,047,000 (2006: HK$230,627,000).

City Telecom (H.K.) Limited Annual Report 2007  41

Report of the Directors

Five Year Financial Summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 96 of the annual report.

Purchase, Sale or Redemption of Listed Securities

The Company has not redeemed any of its listed securities during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities during the year.

Group’s Borrowings

The Group’s borrowings as at 31 August 2007 are repayable in the following periods:

	2007 HK$’000	2006 HK$’000
On demand or not exceeding one year	835	1,297
More than one year but not exceeding two years	121	806
More than two years	952,847	948,297

	953,803	950,400

Directors

The directors during the year and up to the date of this report were:

Executive directors

Mr Wong Wai Kay, Ricky (Chairman)

Mr Cheung Chi Kin, Paul (Chief Executive Officer)

Mr Lai Ni Quiaque* (Chief Financial Officer)

Non-executive director

Mr Cheng Mo Chi, Moses*

Independent non-executive directors

Mr Lee Hon Ying, John#*

Dr Chan Kin Man#*

Mr Peh Jefferson Tun Lu#*

#	Audit Committee members
*	Remuneration Committee members

In accordance with Articles 96 and 99 of the Company’s Articles of Association, Mr Lee Hon Ying, John and Mr Peh Jefferson Tun Lu shall retire by rotation and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

The Company received confirmation of independence from each of the independent non-executive directors pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Company still considers the independent non-executive directors to be independent.

Directors’ Service Contracts

There is no unexpired service contract which is not determinable by the Company within one year without payment of compensation (other than statutory compensation) of the directors proposed for re-election and re-appointment at the forthcoming annual general meeting.

42  City Telecom (H.K.) Limited Annual Report 2007

Report of the Directors

Directors’ Interests in Contracts of Significance

No contract of significance in relation to the Group’s business to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Biographical Details of Directors and Senior Management

Brief biographical details of the directors and senior management are set out on page 26 to page 29 of the annual report.

Directors’ Interests in Shares and Underlying Shares

Directors’ interests or short positions in shares and in share options

As at 31 August 2007, the interests of the Directors and chief executive of the Company and their associates, of the Company in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)), as recorded in the register maintained by the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers adopted by the Company (the “Model Code”) were as follows:–

Long position in ordinary shares and underlying shares of the Company

	Interest in shares			Total interests in shares	Interests in underlying shares pursuant to share options	Aggregate interests	Approximate percentage interests in the Company’s issued share capital (Note 1)
Name of director	Personal interests	Corporate interests	Family interests
Mr Wong Wai Kay, Ricky	154,262	318,516,999 Note (2)(i)	—	318,671,261	14,000,000	332,671,261	53.96%
Mr Cheung Chi Kin, Paul	10,508,000	23,767,738 Note (2)(ii)	—	34,275,738	14,000,000	48,275,738	7.83%
Mr Lai Ni Quiaque	—	—	8,560,000 Note (3)	8,560,000	9,000,000	17,560,000	2.85%

Notes:

(1)	This percentage is based on 616,503,404 ordinary shares of the Company issued as at 31 August 2007.
(2)	The corporate interests of Mr Wong Wai Kay, Ricky and Mr Cheung Chi Kin, Paul arise through their respective interests in the following companies:

(i)	318,516,999 Shares are held by Top Group International Limited (“Top Group”) which is 42.12% owned by Mr Wong; the interests of Top Group in the Company is also disclosed under the section “Substantial Shareholders” of this report.
(ii)	23,767,738 Shares are held by Worship Limited which is 50% owned by Mr Cheung.

(3)	8,560,000 Shares are jointly owned by Mr Lai and his spouse.

Details of the directors’ interests in share options granted by the Company are set out in page 46 of this report.

City Telecom (H.K.) Limited Annual Report 2007  43

Report of the Directors

Save as disclosed above, as at 31 August 2007, none of the directors or chief executive (including their spouse and children under 18 years of age) had any interests or short positions in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Share Option Schemes

The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23 December 2002 which the directors may, at their discretion, invite eligible participants to take up options to subscribe for Shares subject to the terms and conditions stipulated therein.

The Company had an old share option scheme adopted by shareholders on 12 July 1997 (the “1997 Share Option Scheme”). Options granted under the 1997 Share Option Scheme that are not exercised have lapsed automatically on 12 July 2007. The 1997 Share Option Scheme was terminated on 23 December 2002 upon the adoption of the 2002 Share Option Scheme. Upon its termination, no further options can be granted under the 1997 Share Option Scheme.

A summary of each of the share option schemes operated by the Company is as follows:

(a)	2002 Share Option Scheme

(1)	Purpose

To grant options to the eligible participants as incentives and rewards for their contribution to the Company or its subsidiaries.

(2)	Eligible Participants

Eligible participants include employees, executives or officers (including executive, non-executive and independent non-executive directors) of the Company or any of its subsidiaries, suppliers and professional advisers of the Group.

(3)	The total number of securities available for issue

The total number of shares which may be issued upon exercise of options to be granted under the scheme shall not exceed 10% of the shares in issue as at the date of adoption of the 2002 Share Option Scheme on 23 December 2002 (i.e. 50,302,066 shares). Such limit was refreshed by the shareholders in the general meeting held on 29 December 2004 so that the total number of shares which may be issued shall be 10% of the shares in issue as at the date of the said general meeting (i.e. 61,407,340 shares). As at the date of this annual report, the number of shares available for issue in respect thereof is 12,817,340 shares, representing approximately 2.1% of the issued share capital of the Company as at the date of the annual report.

The shares which may be issued upon exercise of all outstanding options to be granted and yet to be exercised under the 2002 Share Option Scheme and any other share option scheme(s) of the Company at any time shall not exceed 30% of the shares in issue from time to time. No options shall be granted under any scheme(s) of the Company or any of its subsidiaries if this will result in the 30% limit being exceeded.

44  City Telecom (H.K.) Limited Annual Report 2007

Report of the Directors

(4)	The maximum entitlement of each participant under the scheme

The total number of shares shall be issued upon exercise of the options granted under the 2002 Share Option Scheme and any other share option scheme(s) of the Company (including exercised, cancelled and outstanding options) to each participant in any 12-month period up to and including the date of grant shall not exceed 1% of the shares in issue as at the date of grant.

Any further grant of options in excess of this 1% limit shall be subject to the issue of a circular by the Company and the approval of the shareholders in general meeting with such grantee and his associates abstaining from voting and/or other requirements prescribed under the Listing Rules from time to time.

(5)	The period within which the shares must be taken up under an option

The period during which an option may be exercised will be determined by the board of directors at its absolute discretion and no option may be exercised more than 10 years from the date of grant.

(6)	The minimum period for which an option must be held before it can be exercised

The board of directors is empowered to impose, at its discretion, any minimum period that an option must be held at the time of grant of any particular option.

(7)	The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid

Acceptance of the option must be made within 30 days after the date of offer and HK$1.00 must be paid as a consideration for the grant of option.

(8)	The basis of determining the exercise price

The board of directors shall determine the exercise price of each option offered but in any event shall not be less than the highest of: (a) the official closing price of the shares of the Company on the date of offer as quoted in the Stock Exchange quotation sheet; (b) the average of the closing price of the shares of the Company for the 5 business days immediately preceding the date of offer as quoted in the Stock Exchange quotation sheet; and (c) the nominal value of the shares of the Company.

(9)	The remaining life of the scheme

The 2002 Share Option Scheme is valid and effective from 23 December 2002, being the date of adoption, and shall end on the tenth anniversary of such date (both days inclusive).

City Telecom (H.K.) Limited Annual Report 2007  45

Report of the Directors

(10)	Details of the share options granted under the 2002 Share Option Scheme as at 31 August 2007 are as follows:–

Participants	Date of Grant	Exercise Price (HK$)	Balance as at 1 Sept 2006	Options granted during the year	Vesting Period	Exercise Period	Options exercised/ lapsed during the year (Note (i) & (ii))	Balance as at 31 Aug 2007	Closing price immediately before the date on which the options were granted
Directors
Mr Wong Wai Kay, Ricky	05 Jan 2005	1.54	8,000,000	—	5 Jan 2005 to 31 Dec 2006	5 Jan 2005 to 20 Oct 2014	—	8,000,000	1.53
	22 May 2006	0.66	6,000,000	—	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	—	6,000,000	0.64
Mr Cheung Chi Kin, Paul	05 Jan 2005	1.54	8,000,000	—	5 Jan 2005 to 31 Dec 2006	5 Jan 2005 to 20 Oct 2014	—	8,000,000	1.53
	22 May 2006	0.66	6,000,000	—	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	—	6,000,000	0.64
Mr Lai Ni Quiaque	03 Jun 2004	1.47	6,000,000	—	3 June 2004 to 30 Apr 2006	1 May 2005 to 2 Jun 2014	—	6,000,000	1.47
	22 May 2006	0.66	3,000,000	—	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	—	3,000,000	0.64
Employees under continuous employment contacts
Employees	21 Oct 2004	1.54	9,450,000	—	21 Oct 2004 to 31 Dec 2006	1 Jan 2005 to 20 Oct 2014	1,110,000	8,340,000	1.53
	3 Oct 2005	0.81	1,000,000	—	3 Oct 2005 to 30 Sept 2006	1 Oct 2006 to 30 Sept 2015	—	1,000,000	0.79
	22 May 2006	0.66	17,210,000	—	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	3,270,000	13,940,000	0.64
	3 Jul 2006	0.68	1,000,000	—	3 Jul 2006 to 2 Jul 2009	3 Jul 2007 to 2 Jul 2016	300,000	700,000	0.68
	3 Aug 2006	0.71	100,000	—	3 Aug 2006 to 2 Aug 2009	3 Aug 2007 to 2 Aug 2016	30,000	70,000	0.69
	22 Nov 2006	0.73	—	200,000	22 Nov 2006 to 14 Nov 2009	15 Nov 2007 to 14 Nov 2016	—	200,000	0.75
	23 May 2007	2.03	—	100,000	23 May 2007 to 11 Jun 2010	12 Jun 2008 to 11 Jun 2017	—	100,000	2.03

Total			65,760,000	300,000			4,710,000	61,350,000

Note:

(i)	During the year ended 31 August 2007, a total of 1,910,000 options were exercised. Details of share options exercised during the year:

Period during which share options were exercised	Exercise price HK$	Weighted average closing price per share immediately before dates of exercise of options HK$	Proceeds received HK$	Number of shares involved in the options
30 May to 20 July 2007	1.54	2.14	508,200	330,000
20 August 2007	0.71	1.78	21,300	30,000
12 July 2007	0.68	2.10	204,000	300,000
22 May to 5 July 2007	0.66	2.11	825,000	1,250,000

(ii)	During the year ended 31 August 2007, a total of 2,800,000 options were lapsed and no options were cancelled.

(11)	In assessing the value of the share options granted during the year ended 31 August 2007, the Black-Scholes option pricing model (the “Black-Scholes Model”) has been used. The Black-Scholes Model is one of the most generally accepted methodologies used to calculate the value of options and is one of the recommended option pricing models as set out in Chapter 17 of the Listing Rules. The variables of the Black-Scholes Model include expected life of the options, risk-free interest rate, expected volatility, expected dividend and the market value of the ordinary share of the Company.

46  City Telecom (H.K.) Limited Annual Report 2007

Report of the Directors

In assessing the value of the share options granted during the year, the following variables have been applied to the Black-Scholes Model:

Measurement Date	23 May 2007	22 November 2006
Variables
– Expected life	5 years	5 years
– Risk-free rate	4.45%	3.76%
– Expected volatility	56.01%	51.02%
– Expected dividend yield	0%	0%

The above variables were determined as follows:

(i)	The expected life is estimated to be 5 years from the date of grant (the “Measurement Date”).

(ii)	The risk-fee rate represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement Date.

(iii)	The expected volatility represents the annualised standard deviation of the continuously compounded rates of return on the shares of the Company for the most recent period from the Measurement Date that is generally commensurate with the expected term of the option (taking into account the remaining contractual life of the option and the effects of expected early exercise).

(iv)	A dividend yield of 0% has been assumed.

Using the Black-Scholes Model in assessing the value of share options granted during the year, the fair value is estimated as below:

Date of grant	23 May 2007		22 November 2006
Fair value per share option	HK$	1.13	HK$	0.35

Effective from 1 September 2005, upon the adoption of Hong Kong Financial Reporting Standard 2 Share-based payment, the Group recognizes the fair value of share options as an expense in the profit and loss account over the vesting period, or as an asset, if the cost qualifies for recognition as an asset. The fair value of the share options is measured at the date of grant.

The Black-Scholes Model, applied for determination of the estimated value of the share options granted under the 2002 Share Option Scheme, was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. Such option pricing model requires input of highly subjective assumptions, including the expected stock volatility. As the Company’s share options have characteristics significantly different from those of traded options, changes in subjective inputs may materially affect the estimated fair value of the options granted.

(b)	1997 Share Option Scheme

As mentioned in page 44, the 1997 Share Option Scheme was terminated on 23 December 2002 and options granted under that scheme that are not exercised have lapsed automatically on 12 July 2007.

(1)	Purpose

To grant options to the employees as incentives for their contribution to the Company or its subsidiaries.

City Telecom (H.K.) Limited Annual Report 2007  47

Report of the Directors

(2)	Eligible Participants

Eligible participants include employees of the Company or any of its subsidiaries including (without limitation) any executive director of the Company or any of its subsidiaries.

(3)	The total number of securities available for issue

The total number of shares which may be issued upon exercise of options which may be granted under the scheme and any other share option scheme(s) should not exceed 10% of the shares in issue (excluding any shares allotted and issued pursuant to this scheme) from time to time.

(4)	The maximum entitlement of each participant under the scheme

No option may be granted to any one employee which, if exercised in full, would result in such employee becoming entitled to subscribe, and in aggregate with the total number of shares already issued and issuable to him, over 25% of the aggregate number of shares issued and issuable under the 1997 Share Option Scheme.

(5)	The period within which the shares must be taken up under an option

The period during which an option may be exercised will be determined by the board of directors and such period may commence on a day after the date of acceptance and in any event shall end not later than 10 years from 12 July 1997, being the date of adoption.

(6)	The minimum period for which an option must be held before it can be exercised

There was no minimum period for which an option must be held before it can be exercised as specified in the 1997 Share Option Scheme but the board of directors may determine that the employees are required to undertake to hold the option based on the terms on which the option is to be granted.

(7)	The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid

Acceptance of the option must be made within 28 days after the date of offer and HK$1.00 must be paid as a consideration for the grant of option.

(8)	The basis of determining the exercise price

The board of directors shall determine the exercise price which will be the higher of: (a) a price being not less than 80% of the average closing price of the shares of the Company for the 5 trading days immediately preceding the date of offer; and (b) the nominal value of the shares of the Company.

(9)	The remaining life of the scheme

The 1997 Share Option Scheme was originally established to have a term of ten years commencing from the date of its adoption on 12 July 1997. The 1997 Share Option Scheme was terminated on 23 December 2002 upon the adoption of the 2002 Share Option Scheme. Upon its termination, no further options can be granted under the 1997 Share Option Scheme.

48  City Telecom (H.K.) Limited Annual Report 2007

Report of the Directors

(10)	Details of share options granted under the 1997 Share Option Scheme as at 31 August 2007 are as follows:–

Participants	Date of grant	Exercise price per share	Exercisable period	No. of options outstanding as at 1 September 2006	Options exercised/ lapsed during the year	No. of options outstanding as at 31 August 2007
Employees in aggregate	3 September 1998	HK$0.26	3 September 2000 to 11 July 2007	140,000	140,000 (Note (i))	—
	10 September 1999	HK$2.10	10 September 1999 to 11 July 2007	40,000	40,000 (Note (ii))	—
	20 October 2000	HK$0.58	2 June 2001 to 11 July 2007	278,000	278,000 (Note (i))	—

Total				458,000	458,000	—

Notes:

(i)	During the year ended 31 August 2007, a total of 418,000 options were exercised. Details of share options exercised during the year:

Period during which share options were exercised	Exercise price HK$	Weighted average closing price per share immediately before dates of exercise of options HK$	Proceeds received HK$	Number of shares involved in the options
20 March to 30 May 2007	0.58	2.02	161,240	278,000
30 May to 4 June 2007	0.26	2.12	36,400	140,000

(ii)	During the year ended 31 August 2007, a total of 40,000 options were lapsed.
(iii)	No options under the 1997 Share Option Scheme were granted or cancelled during the year ended 31 August 2007.

Directors’ Rights to Acquire Shares or Debentures

Save as disclosed under the section “Share Option Schemes” in this report, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors and/or the chief executive of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial Shareholders

As at 31 August 2007, the interests and short positions of the persons, other than the directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register maintained by the Company required to be kept under Section 336 of the SFO were as follows:–

Name	Interests in Shares in long positions	Percentage interests (Note)
Top Group International Limited	318,516,999	51.67%
EK Investment Management Limited	61,024,000	9.90%

Note: This percentage is based on 616,503,404 shares of the Company issued as at 31 August 2007.

City Telecom (H.K.) Limited Annual Report 2007  49

Report of the Directors

Save as disclosed above, as at 31 August 2007, the Company had not been notified of any persons (other than the directors and chief executive of the Company) having any interest or short position in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major Customers and Suppliers

The aggregate percentage of sales for the year attributable to the Group’s five largest customers is less than 30% of total sales for the year and therefore no disclosure with regard to major customers are made. The percentage of purchases for the year attributable to the Group’s major suppliers are as follows:

	2007%	2006%
Purchases
– the largest supplier	36	34
– five largest suppliers combined	63	57

None of the directors, their associates or any shareholder (which to the knowledge of the directors own more than 5% of the Company’s issued share capital) had an interest in the major suppliers noted above.

Sufficiency of Public Float

On the basis of information that is publicly available to the Company and within the knowledge of the directors as at the date of this annual report, the Company has maintained a sufficient public float as required under the Listing Rules during the year.

Corporate Governance

Corporate Governance practices adopted by the Company are set out in the Corporate Governance Report on pages 33 to 40.

Auditors

The financial statements have been audited by KPMG who shall retire, and being eligible, offer themselves for re-appointment at the forthcoming annual general meeting of the Company.

On behalf of the Board

Wong Wai Kay, Ricky

Chairman

Hong Kong, 22 November 2007

50  City Telecom (H.K.) Limited Annual Report 2007

Auditor’s Report

Independent auditor’s report to the shareholders of City Telecom (H.K.) Limited

(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of City Telecom (H.K.) Limited (the “Company”) set out on pages 53 to 95, which comprise the consolidated and Company balance sheets as at 31 August 2007, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors’ responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

City Telecom (H.K.) Limited Annual Report 2007  51

Auditor’s Report

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 August 2007 and of the group’s profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

22 November 2007

52  City Telecom (H.K.) Limited Annual Report 2007

Consolidated Profit and Loss Account for the year ended 31 August 2007

(Expressed in Hong Kong dollars)

	Note	2007 HK$’000	2006 HK$’000
Turnover	3	1,141,270	1,159,579
Other revenues	3	25,820	24,843
Network costs and cost of inventories		(214,591)	(300,593)
Other operating expenses	4(a)	(834,104)	(894,677)

Operating profit/(loss)		118,395	(10,848)
Finance costs	4(b)	(87,504)	(88,637)

Profit/(loss) before taxation	4	30,891	(99,485)
Income tax (expense)/benefit	5	(2,026)	7,244

Profit/(loss) attributable to shareholders	6	28,865	(92,241)

Dividends	7	49,295	—

Basic earnings/(loss) per share	8	4.7 cents	(15.0)cents

Diluted earnings/(loss) per share	8	4.6 cents	(15.0)cents

The notes on pages 57 to 95 form part of these financial statements.

City Telecom (H.K.) Limited Annual Report 2007  53

Balance Sheet as at 31 August 2007

(Expressed in Hong Kong dollars)

		The Group		The Company
	Note	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Non-current assets
Goodwill	12	1,066	1,066	—	—
Fixed assets	13	1,237,223	1,367,234	100,201	115,014
Investments in subsidiaries	14	—	—	1,488,463	1,536,818
Other financial assets	15	39,213	40,274	39,213	36,645
Derivative financial instrument	16	1,039	1,845	—	—
Long term receivable and prepayment		6,932	12,532	—	—
Deferred expenditure	17	7,783	1,637	—	—

		1,293,256	1,424,588	1,627,877	1,688,477

Current assets
Accounts receivable	18	170,551	140,598	12,105	12,506
Other receivables, deposits and prepayments	30	59,372	77,583	4,579	5,210
Inventories	19	477	856	477	812
Deferred expenditure	17	13,584	10,808	—	—
Tax recoverable		—	347	—	—
Other financial assets	15	3,779	—	—	—
Pledged bank deposits	29	87,220	87,022	87,220	87,022
Term deposits		—	237,496	—	121,037
Cash at bank and in hand	20	532,894	144,917	220,531	86,670

		867,877	699,627	324,912	313,257

Current liabilities
Amounts due to subsidiaries		—	—	10,830	10,830
Accounts payable	21	76,019	86,385	37,477	59,143
Other payables and accrued charges		145,267	143,486	18,694	19,116
Deposits received		16,188	16,230	7,876	8,283
Current portion - deferred services revenue		64,202	33,743	11,380	8,157
Taxation payable		1,481	1,964	356	908
Current portion - obligations under finance leases	24	835	1,297	104	71

		303,992	283,105	86,717	106,508

Net current assets		563,885	416,522	238,195	206,749

Total assets less current liabilities		1,857,141	1,841,110	1,866,072	1,895,226

Non-current liabilities
Deferred tax liabilities	23	291	353	—	—
Long-term deferred services revenue		—	—	17,890	21,545
Long-term debt and other liabilities	24	952,968	949,103	952,943	948,346

		953,259	949,456	970,833	969,891

Net assets		903,882	891,654	895,239	925,335

Capital and reserves
Share capital	22	61,650	61,417	61,650	61,417
Reserves	22	842,232	830,237	833,589	863,918

Total equity attributable to equity shareholders of the company		903,882	891,654	895,239	925,335

Approved and authorised for issue by the board of directors on 22 November 2007.

Wong Wai Kay, Ricky	Cheung Chi Kin, Paul
Director	Director

The notes on pages 57 to 95 form part of these financial statements.

54  City Telecom (H.K.) Limited Annual Report 2007

Consolidated Statement of Changes in Equity for the year ended 31 August 2007

(Expressed in Hong Kong dollars)

	2007 HK$’000	2006 HK$’000
Total equity as at beginning of the year	891,654	977,242

Net profit/(loss) recognised directly in equity:
Exchange adjustments on translation of the financial statements of subsidiaries	514	(183)
Net profit/(loss) for the year	28,865	(92,241)

Total recognised profit/(loss) for the year	29,379	(92,424)

Dividends declared and approved during the year	(24,635)	—
Movements in equity arising from capital transactions:
Equity settled share-based transaction	5,727	6,823
Shares issued upon exercise of options	1,757	13

Total equity as at the end of the year	903,882	891,654

The notes on pages 57 to 95 form part of these financial statements.

City Telecom (H.K.) Limited Annual Report 2007  55

Consolidated Cash Flow Statement for the year ended 31 August 2007

(Expressed in Hong Kong dollars)

	Note	2007 HK$’000	2006 HK$’000
Net cash inflow from operations	25(a)	386,232	186,737
Hong Kong profits tax paid		(263)	(961)
Overseas tax paid		(1,908)	(1,571)

Net cash inflow from operating activities		384,061	184,205

Investing activities
(Increase)/decrease in pledged bank deposits		(198)	3,425
Decrease/(increase) in term deposits		237,496	(144,646)
Interest received		22,671	20,378
Purchases of fixed assets		(149,300)	(382,214)
Net proceeds from maturity of derivative financial instruments		—	4,639
Proceeds from disposal of fixed assets		3,384	5,676

Net cash inflow/(outflow) from investing activities		114,053	(492,742)

Net cash inflow/(outflow) before financing activities		498,114	(308,537)

Financing activities
Proceeds from issuance of new shares	25(b)	1,757	13
Repayment of capital element of finance leases	25(b)	(1,321)	(1,210)
Interest element of finance leases		(62)	(54)
Interest paid on senior notes		(85,313)	(85,235)
Dividends paid		(24,627)	—

Net cash outflow from financing activities		(109,566)	(86,486)

Increase/(decrease) in cash at bank and in hand		388,548	(395,023)
Cash at bank and in hand at 1 September		144,917	539,591
Effect of foreign exchange rate changes		(571)	349

Cash at bank and in hand at 31 August		532,894	144,917

The notes on pages 57 to 95 form part of these financial statements.

56  City Telecom (H.K.) Limited Annual Report 2007

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	Significant accounting policies

(a)	Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRSs”) which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”). A summary of the significant accounting policies adopted by the Group is set out below.

(b)	Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 August 2007 comprise City Telecom (H.K.) Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”).

The measurement basis used in the preparation of the financial statements is the historical cost basis except that certain financial assets are stated at their fair values or amortised costs as explained in the accounting policies set out below (see notes 1(j), 1(k) and 1(s)).

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 32.

(c)	Subsidiaries and controlled entities

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently exercisable are taken into account.

(d)	Group accounting

(i)	Consolidation

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

In the Company’s balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 1(i)), unless the investment is classified as held for sale or included in a disposal group that is classified as held for sale.

City Telecom (H.K.) Limited Annual Report 2007  57

Notes to the financial statements

(Expressed in Hong Kong dollars)

1	Significant accounting policies (continued)

(d)	Group accounting (continued)

(ii)	Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies are translated at exchange rates ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in profit or loss.

For consolidation purposes, the balance sheets of subsidiaries expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate for the year. Exchange differences are dealt with as a movement in reserves.

(e)	Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 1(i)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity.

Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognised immediately in profit or loss.

On disposal of a cash generating unit, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(f)	Investment property

Investment properties are land and/or buildings which are owned and held to earn rental income and/or for capital appreciation.

Investment properties are stated in the balance sheet at cost less accumulated depreciation (see note 1(g)) and impairment losses (see note 1(i)) if any. Any gain or loss arising from the retirement or disposal of an investment property is recognised in the profit and loss account. Rental income from investment property is accounted for as described in note 1(t)(v).

(g)	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

–	Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives of 50 years

–	Furniture, fixtures and fittings	4 years

–	Telecommunications, computer and office equipment	4 years - 20 years

–	Motor vehicles	4 years

–	Leasehold improvements are depreciated over the shorter of the unexpired term of the leases and their estimated useful lives

58  City Telecom (H.K.) Limited Annual Report 2007

Notes to the financial statements

(Expressed in Hong Kong dollars)

1	Significant accounting policies (continued)

(g)	Fixed assets (continued)

Where the parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

Major costs incurred in restoring fixed assets to their normal working condition are charged to profit or loss. Major improvements are capitalised and depreciated over their expected useful lives to the Group.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in profit or loss on the date of disposals.

During the year, the Group changed the estimate useful lives of certain telecommunications equipment. The effect of such change is set out in note 13.

(h)	Assets held under leases

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i)	Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Land held for own use under an operating lease for which its fair value cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operation lease (see note 1(h)(iii)).

(ii)	Finance leases

Where the Group acquired the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets with the corresponding liabilities, net of finance charges, recorded as obligations under finance leases. Depreciation and impairment losses are accounted for in accordance with the accounting policy as set out in note 1(g) and note 1(i). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(iii)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Receipts and payments made under operating leases net of any incentives received by/from the lessor are credited/charged to profit or loss on a straight-line basis over the lease periods.

City Telecom (H.K.) Limited Annual Report 2007  59

Notes to the financial statements

(Expressed in Hong Kong dollars)

1	Significant accounting policies (continued)

(i)	Impairment of assets

(i)	Impairment of investments in debt and equity securities and other receivables

Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

–	significant financial difficulty of the debtor;

–	a breach of contract, such as a default or delinquency in interest or principal payments;

–	it becoming probable that a debtor will enter bankruptcy or other financial reorganisation; and

–	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognised as follows:

–	For unquoted equity securities and current and non-current receivables that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for current receivables are reversed if in a subsequent period the amount of the impairment loss decreases. Impairment losses for equity securities are not reversed.

–	For financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets).

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decrease:

–	fixed assets;

–	investment property;

–	investments in subsidiaries; and

–	goodwill.

If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

60  City Telecom (H.K.) Limited Annual Report 2007

Notes to the financial statements

(Expressed in Hong Kong dollars)

1	Significant accounting policies (continued)

(i)	Impairment of assets (continued)

(ii)	Impairment of other assets (continued)

–	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

–	Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

–	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(j)	Other financial assets

The Group’s and the Company’s policies for investments in debt and equity securities, other than investments in subsidiaries are as follows:

Financial assets at fair value through profit or loss comprise of financial assets held for trading and those designated as at fair value through profit or loss at inception. They are initially stated at fair value and are classified as current assets, if they are expected to be realized within 12 months. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss. The net gain or loss recognised in profit or loss does not include any interest earned on these investments as these are recognised in accordance with the policies set out in notes 1(t)(iv).

Held-to-maturity securities are dated debt securities that the Group or the Company has the positive ability and intention to hold to maturity. They are initially recognized in the balance sheet at fair value plus transaction costs. Subsequently, they are stated in the balance sheet at amortized cost less impairment losses (see note 1(i)(i)).

Any other financial assets that are not classified as held for trading, financial assets at fair value through profit or loss, or held-to-maturity securities, are classified as available-for-sale securities. Available-for-sale securities are initially recognized at fair value plus transaction costs. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognized directly in equity, except for impairment losses (see note 1(i)(i)) and, in the case of monetary items such as debt securities, foreign exchange gains and losses which are recognized directly in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognized in profit or loss. When these investments are derecognised, the cumulative gain or loss previously recognized directly in equity is recognized in profit or loss.

City Telecom (H.K.) Limited Annual Report 2007  61

Notes to the financial statements

(Expressed in Hong Kong dollars)

1	Significant accounting policies (continued)

(j)	Other financial assets (continued)

Investments are recognized on the date the Company commits to purchase the investments. Investments are derecognized when:

i)	the contractual rights to the cash flows from the investment securities expire; or

ii)	the Company transfers the contractual rights to receive the cash flows of the investment securities.

(k)	Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss.

(l)	Deferred expenditure

Deferred expenditure represents customer acquisition costs incurred for successful acquisition or origination of long-term service agreements. Such costs are deferred and amortised on a straight-line basis over the period of the underlying service subscription agreements executed with the customers. All other related advertising and marketing costs are charged to profit or loss as incurred.

(m)	Accounts receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (see note 1(i)(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment of doubtful debts (see note 1(i)(ii)).

(n)	Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is determined using the first in, first out method (“FIFO”) and comprises all costs of purchase.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

As of 31 August 2007, there was no write-down or provision made against inventories due to change in net realisable value.

(o)	Cash and pledged bank deposits

Cash consists of cash on hand, cash in bank accounts and interest-bearing savings accounts. Cash that is restricted for use or pledged as security is disclosed separately on the face of the balance sheet, and is not included in the cash total in the consolidated cash flow statement. The pledged bank deposits represent cash maintained at a bank as security for bank facility and bank guarantees issued by the bank to third party suppliers and utility vendors (see note 29).

62  City Telecom (H.K.) Limited Annual Report 2007

Notes to the financial statements

(Expressed in Hong Kong dollars)

1	Significant accounting policies (continued)

(p)	Financial guarantees issued, provisions and contingent liabilities

(i)	Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with note 1(p)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii)	Other provisions and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(q)	Employee benefits

(i)	Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

(ii)	Profit sharing and bonus plans

Provisions for profit sharing and bonus plans are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

City Telecom (H.K.) Limited Annual Report 2007  63

Notes to the financial statements

(Expressed in Hong Kong dollars)

1	Significant accounting policies (continued)

(q)	Employee benefits (continued)

(iii)	Retirement benefit costs

The Group contributes to defined contribution retirement schemes which are available to all employees. Contributions to the schemes by the Group and employees are calculated as a percentage of employees’ basic salaries. The retirement benefit scheme cost charged to profit or loss represents contributions payable by the Group to the fund. The Group’s contributions are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

The assets of the scheme are held separately from those of the Group in an independently administered fund.

(iv)	Share-based payments

The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The equity amount is recognised in the capital reserve until either the option is exercised or the option expires.

(r)	Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

(s)	Senior notes

Long-term debt, representing senior notes, are recognised initially at fair value less its incidental costs of issuance. Subsequent to initial recognition, the senior notes are stated at amortised cost with any difference between cost and redemption value being recognised in profit or loss over the period of borrowings using the effective interest method.

In the event that the senior notes are redeemed prior to the maturity date, the unamortised expenses are charged immediately to profit or loss.

64  City Telecom (H.K.) Limited Annual Report 2007

Notes to the financial statements

(Expressed in Hong Kong dollars)

1	Significant accounting policies (continued)

(t)	Revenue recognition

(i)	Revenue for the provision of international telecommunications and fixed telecommunications network services is recognised, when an arrangement exists, service is rendered, the fee is fixed or determinable, and collectibility is probable.

(ii)	Amount received in advance for the provision of fixed telecommunications network services is deferred and included under deferred services income, and subsequently recognised as revenue on a straight-line basis over the agreed period of time in accordance with the terms of the subscription agreement.

(iii)	Revenue from the sales of products is recognised upon the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(iv)	Interest income is recognised as it accrues using the effective interest method.

(v)	Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable.

(u)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to profit or loss in the year in which they are incurred.

(v)	Segment reporting

In accordance with the Group’s internal financial reporting, the Group has determined that business segment be presented as the primary reporting format and geographical as the secondary reporting format.

Segment assets consist primarily of goodwill, fixed assets, receivables and cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets.

In respect of geographical segment reporting, sales are reported based on the country in which the customer is located. Total assets and capital expenditure are reported based on where the assets are located.

(w)	Accounting for barter transactions

When goods or services are exchanged or swapped for goods or services which are of a similar nature and value, the exchange is not regarded as a revenue generating transaction.

When goods are sold or services are rendered in exchange for dissimilar goods or services, the exchange is regarded as a transaction which generates revenue. The revenue is measured at the fair value of the goods or services rendered, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up, adjusted by the amount of any cash or cash equivalents transferred.

City Telecom (H.K.) Limited Annual Report 2007  65

Notes to the financial statements

(Expressed in Hong Kong dollars)

1	Significant accounting policies (continued)

(x)	Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i)	the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii)	the Group and the party are subject to common control;

(iii)	the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv)	the party is a member of key management personnel of the Group or the Group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v)	the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi)	the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

2	Changes in accounting policies

The HKICPA has issued a number of new and revised HKFRSs and Interpretations that are first effective or available for early adoption for the current accounting period of the Group and the Company. The adoption of these new and revised HKFRSs, to the extent that they are relevant to the Group, did not have a significant impact on the results of operations and financial position of the Group and the Company.

The group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 33).

3	Turnover, revenues and segment information

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada. Revenues recognised during the year are as follows:

	2007	2006
	HK$’000	HK$’000
Turnover
International telecommunications services	324,470	418,276
Fixed telecommunications network services (note 3(c))	816,800	741,303

	1,141,270	1,159,579

Other revenues
Interest income	22,671	20,378
Other income	3,149	4,465

	25,820	24,843

Total revenues	1,167,090	1,184,422

66  City Telecom (H.K.) Limited Annual Report 2007

Notes to the financial statements

(Expressed in Hong Kong dollars)

3	Turnover, revenues and segment information (continued)

(a)	Primary reporting format – business segments

The Group is organised on a worldwide basis into two business segments:

–	International telecommunications	:	provision of international long distance calls services

–	Fixed telecommunications network	:	provision of dial up and broadband Internet access services, local voice-over-IP services and IP-TV services

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	2007
	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
– External sales	324,470	816,800	—	1,141,270
– Inter-segment sales	5,699	27,633	(33,332)	—

	330,169	844,433	(33,332)	1,141,270

Segment results	68,705	49,690		118,395

Finance costs				(87,504)

Profit before taxation				30,891
Income tax expense				(2,026)

Net profit				28,865

	2006
	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
– External sales	418,276	741,303	—	1,159,579
– Inter-segment sales	5,670	31,275	(36,945)	—

	423,946	772,578	(36,945)	1,159,579

Segment results	43,405	(54,253)		(10,848)

Finance costs				(88,637)

Loss before taxation				(99,485)
Income tax benefit				7,244

Net loss				(92,241)

		2007
		International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Group HK$’000
Segment assets		541,502	1,619,631	2,161,133
Unallocated assets				—

Total assets				2,161,133

Segment liabilities		101,148	955,598	1,056,746
Unallocated liabilities				200,505

Total liabilities				1,257,251

Capital expenditure incurred during the year		4,060	128,190	132,250
Depreciation for the year		21,707	236,396	258,103

City Telecom (H.K.) Limited Annual Report 2007  67

Notes to the financial statements

(Expressed in Hong Kong dollars)

3	Turnover, revenues and segment information (continued)

(a)	Primary reporting format – business segments (continued)

	2006
	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Group HK$’000
Segment assets	626,480	1,497,388	2,123,868
Unallocated assets			347

Total assets			2,124,215

Segment liabilities	114,847	921,230	1,036,077
Unallocated liabilities			196,484

Total liabilities			1,232,561

Capital expenditure incurred during the year	13,838	309,097	322,935
Depreciation for the year	23,598	252,866	276,464

(b)	Secondary reporting format – geographical segments

Although the Group’s two business segments are managed on a worldwide basis, they operate in two main geographical areas:

–	Hong Kong	:	international telecommunications and fixed telecommunications network services

–	Canada	:	international telecommunications and fixed telecommunications network services

In presenting information on the basis of geographical segments, turnover and segment results are presented based on the geographical location of customers. Total assets and capital expenditure are presented based on the geographical location of the assets.

There were no sales between the geographical segments.

		2007
	Turnover	Segment results	Total assets	Capital expenditure
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,120,538	118,260	2,149,728	132,031
Canada	20,732	135	11,405	219

	1,141,270		2,161,133	132,250

Operating profit		118,395

Unallocated assets			—

Total assets			2,161,133

	2006
	Turnover	Segment results	Total assets	Capital expenditure
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,139,155	(6,177)	2,114,018	321,708
Canada	20,424	(4,671)	9,850	1,227

	1,159,579		2,123,868	322,935

Operating loss		(10,848)

Unallocated assets			347

Total assets			2,124,215

68  City Telecom (H.K.) Limited Annual Report 2007

Notes to the financial statements

(Expressed in Hong Kong dollars)

3	Turnover, revenues and segment information (continued)

(c)	Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group, as a FTNS licensee, provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunication Authority (“TA”) and interconnection services have been provided, HKBN has been billing mobile operators for the interconnection services provided to them and recognizing revenue (“mobile interconnection charges”) based on management’s best estimate of the amounts it expected to collect. A majority of the mobile operators, however, rejected HKBN’s demand for payment. As a result of non-payment by certain mobile operators, in 2004, the Group asked the TA to make a determination (the “Determination”) on the level of mobile and fixed interconnection charges payable by one of the mobile operators to HKBN; and the effective date of the determined interconnection charges.

In November 2005, HKBN entered into a contractual agreement with one of the mobile operators, which agreed to pay mobile interconnection charges at an interim rate. The final rate to be paid by this mobile operator will be adjusted based on the Determination issued by TA.

In March 2006, TA issued a preliminary analysis (the “2006 PA”) on the Determination with respect to the rates of mobile interconnection charges payable by the mobile operator under dispute and the timing of the Determination. The final level of mobile interconnection charges was still subject to the Determination to be issued by TA as of 31 August 2006.

For the years ended 31 August 2006, the Group recognized revenue related to mobile interconnection charges of HK$46,740,000 which included mobile interconnection charges for the year ended 31 August 2005 previously not recognized due to the uncertainties existed at that time and charges for the year ended 31 August 2006, both of which were measured based on the 2006 PA.

In March 2007, TA issued a revised preliminary analysis (the “2007 PA”) which superseded the 2006 PA. The 2007 PA set out the rates of mobile interconnection charges, which are different from those rates stated in the 2006 PA.

In June 2007, TA issued a final determination (the “Final Determination”) which set out the rates of mobile interconnection charges payable by the mobile operator under dispute, which approximate the rates stated in the 2007 PA.

Based on the Final Determination, the Group recorded revenue related to mobile interconnection charges of HK$40,877,000 for the year ended 31 August 2007 which includes charges for the current year and additional charges for the years ended 31 August 2005 and 2006 previously measured based on the 2006 PA. The Group has also written back bad debt provision for mobile interconnection charges receivables of HK$9,404,000 to the profit and loss account (note 4(a)(ii)) based on the amount it expected to collect for billings outstanding through that date.

City Telecom (H.K.) Limited Annual Report 2007  69

Notes to the financial statements

(Expressed in Hong Kong dollars)

4	Profit/(loss) before taxation

Profit/(loss) before taxation is arrived at after charging/(crediting):

(a)	Other operating expenses

	2007 HK$’000	2006 HK$’000
Advertising and marketing expenses (note (i))	203,673	204,952
Amortisation of deferred expenditure (note 17)	15,580	13,973
Auditors’ remuneration	2,933	2,990
Depreciation of owned fixed assets	257,052	275,538
Depreciation of fixed assets held under finance lease	1,051	926
Impairment loss - investment property	—	1,131
Operating lease charges in respect of land and buildings	13,879	17,556
Operating lease charges in respect of equipment	32	840
Provision/(write-back of provision) for doubtful debts (note (ii))	6,569	(7,668)
Loss on disposal of fixed assets	1,714	9,621
Staff costs (note 4(c))	221,102	256,721
Others	110,519	118,097

	834,104	894,677

Notes:

(i)	Included in the advertising and marketing expenses is expense in respect of equity settled share-based transaction of HK$361,000 (2006: HK$143,000).

(ii)	The amount for the year ended 31 August 2007 included write-back of provision for mobile interconnection charges receivables of HK$9,404,000 (2006: HK$23,808,000) (note 3(c)).

(b)	Finance costs

	2007 HK$’000	2006 HK$’000
Interest element of finance leases	62	54
Interest on 10-year senior notes	85,313	85,235
Amortisation of incidental issuance costs	2,129	1,429
Other borrowing cost	—	1,919

	87,504	88,637

(c)	Staff costs

	2007 HK$’000	2006 HK$’000
Wages and salaries	201,057	244,337
Unutilised annual leave	213	(312)
Equity settled share-based transaction	5,366	6,680
Retirement benefit costs - defined contribution plans (note 9)	23,933	27,956
Less: staff costs capitalised as fixed assets	(9,467)	(21,940)

	221,102	256,721

Staff costs include directors’ emoluments and research and development cost of HK$4,977,000 (2006: HK$9,605,000) but exclude staff costs of HK$14,478,000 (2006: HK$19,949,000) recorded in network costs and HK$138,728,000 (2006: HK$121,883,000) recorded in advertising and marketing expenses.

(d)	Other items

	2007 HK$’000	2006 HK$’000
Net exchange loss/(gains)	114	(1,044)
Unrealised gains on other financial assets	(1,887)	(668)
Realised and unrealised loss on derivative financial instruments	806	125
Cost of inventories	331	21,249

70  City Telecom (H.K.) Limited Annual Report 2007

Notes to the financial statements

(Expressed in Hong Kong dollars)

5	Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the income tax rates prevailing in the overseas countries in which the Group operates.

The amount of income tax expense/(benefit) to the consolidated profit and loss account represents:

	2007 HK$’000	2006 HK$’000
Current taxation:
– Hong Kong profits tax	121	24
– Overseas taxation	1,964	2,367
– Under-provision in prior years	—	552
Deferred taxation relating to the origination and reversal of temporary differences (note 23)	(59)	(10,187)

Income tax expense/(benefit)	2,026	(7,244)

The taxation on the Group’s profit/(loss) before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the company as follows:

	2007 HK$’000	2006 HK$’000
Profit/(loss) before taxation	30,891	(99,485)

Notional tax on profit/(loss) before taxation, calculated at the prevailing tax rates applicable to profit/(loss) in the countries concerned	6,412	(16,951)
Effect of income not subject to taxation	(4,219)	(3,492)
Effect of expenses not deductible for taxation purposes	772	883
Effect of prior year tax losses utilized	(6,678)	(2,416)
Effect of non-deductible share based payment	1,125	2,305
Effect of tax losses not recognised	4,539	11,878
Under-provision of Hong Kong income tax in prior years	—	552
Others	75	(3)

Income tax expense/(benefit)	2,026	(7,244)

6	Loss attributable to shareholders

The loss attributable to shareholders is dealt with in the financial statements of the Company to the extent of HK$12,945,000 (2006: HK$30,893,000).

7	Dividends

Dividends payable to equity shareholders of the Company attributable to the year:

	2007 HK$’000	2006 HK$’000
Interim dividend declared and paid of HK4 cents per ordinary share (2006: Nil)	24,635	—
Final dividend proposed after the balance sheet date of HK4 cents per ordinary share (2006: Nil)	24,660	—

	49,295	—

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

City Telecom (H.K.) Limited Annual Report 2007  71

Notes to the financial statements

(Expressed in Hong Kong dollars)

8	Earnings/(loss) per share

	2007 HK$’000	2006 HK$’000
Profit/(loss) attributable to shareholders	28,865	(92,241)

Weighted average number of ordinary shares

	2007 No of shares in thousand	2006 No of shares in thousand
Issued ordinary shares at 1 September	614,175	614,125
Effect of share options exercised	665	9

Weighted average number of ordinary shares	614,840	614,134
Incremental shares from assumed exercise of share options	16,479	—

Weighted average number of ordinary shares (diluted)	631,319	614,134

Basic earnings/(loss) per share	HK4.7 cents	HK(15.0) cents

Diluted earnings/(loss) per share	HK4.6 cents	HK(15.0) cents

The number of shares used in the calculation of diluted loss per share for the year ended 31 August 2006 is equal to the number of shares used to calculate basic loss per share as the incremental effect of share options would be anti-dilutive in a loss-making year.

9	Retirement benefit costs

The Group contributes to a defined contribution retirement scheme, an Occupational Retirement Scheme (“the ORSO Scheme”), which is available to some of its employees. Under the ORSO Scheme, the employees are required to contribute 5% of their monthly salaries, while the Group’s contributions are calculated at 10% and 5% of the monthly salaries of senior management staff and all other staff respectively. The employees are entitled to 100% of the employer’s contributions after 10 years of completed service, or at a reduced scale after completion of 3 to 9 years’ service. Contributions to the ORSO Scheme are reduced by contributions forfeited by those employees who leave the ORSO Scheme prior to vesting fully in the Group’s contributions.

A mandatory provident fund scheme (the “MPF Scheme”) has been established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000. The then existing employees of the Group in Hong Kong could elect to join the MPF Scheme, while all new employees joining the Group in Hong Kong from then onwards are required to join the MPF Scheme. Both the Group and the employees are required to contribute 5% of each individual’s relevant income with a maximum amount of HK$1,000 per month as a mandatory contribution. Employer’s mandatory contributions are 100% vested in the employees as soon as they are paid to the MPF Scheme. Senior management staff may also elect to join a Mutual Voluntary Plan (“the Mutual Plan”) in which both the Group and the employee, on top of the MPF Mandatory contributions, make a voluntary contribution to the extent as if the contributions were made under the ORSO Scheme.

The retirement schemes for staff of the Group in other countries follow the local statutory requirements of the respective countries.

The aggregate employer’s contributions, net of forfeited contributions, which have been dealt with in the consolidated statement during the year are as follows:

	2007 HK$’000	2006 HK$’000
Gross contributions	24,545	28,912
Less: forfeited contributions utilised to offset the Group’s contributions during the year	(612)	(956)

Net contributions charged to profit and loss account (note 4(c))	23,933	27,956

At 31 August 2007, there was no forfeited contribution available to offset future contributions by the Group to the schemes (2006: $Nil).

72  City Telecom (H.K.) Limited Annual Report 2007

Notes to the financial statements

(Expressed in Hong Kong dollars)

10	Directors’ and senior management’s emoluments

(a)	Directors’ remuneration

The remuneration of each director for the year ended 31 August 2007 is set out below:

Name of Director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Share- based payment HK$’000	Employer’s contribution to pension scheme HK$’000	Total HK$’000
Wong Wai Kay, Ricky	—	6,051	488	1,293	605	8,437
Cheung Chi Kin, Paul	—	6,051	488	1,293	605	8,437
Lai Ni Qulaque	—	1,687	203	482	169	2,541
Chan Kin Man	150	—	—	—	—	150
Cheng Mo Chi, Moses	145	—	—	—	—	145
Lee Hon Ying, John	160	—	—	—	—	160
Peh Jefferson Tun Lu	150	—	—	—	—	150

Total	605	13,789	1,179	3,068	1,379	20,020

The remuneration of each director for the year ended 31 August 2006 is set out below:

Name of Director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Share- based Payment HK$’000	Employer’s contribution to pension scheme HK$’000	Total HK$’000
Wong Wai Kay, Ricky	—	5,856	488	1,683	586	8,613
Cheung Chi Kin, Paul	—	5,856	488	1,683	586	8,613
Lai Ni Qulaque	—	1,480	123	154	148	1,905
Sio Veng Kuan, Corinna*	—	407	—	145	36	588
Chan Kin Man	150	—	—	—	—	150
Cheng Mo Chi, Moses	145	—	—	—	—	145
Lee Hon Ying, John	160	—	—	—	—	160
Peh Jefferson Tun Lu	150	—	—	—	—	150

Total	605	13,599	1,099	3,665	1,356	20,324

*	Resigned on 1 January 2006

No director waived any emoluments in respect of the years ended 31 August 2006 and 2007.

The above emoluments include the fair value of share options granted to certain directors under the Company’s share option scheme as estimated at the date of grant. The details of the benefits in kind are disclosed in note 11.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include three (2006: three) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining two (2006: two) individuals during the year are as follows:

	2007 HK$’000	2006 HK$’000
Basic salaries, other allowances and benefits in kind	6,792	4,884
Discretionary bonuses	1,131	117
Share-based payments	885	746
Retirement benefit costs – defined contribution plans	547	455

	9,355	6,202

City Telecom (H.K.) Limited Annual Report 2007  73

Notes to the financial statements

(Expressed in Hong Kong dollars)

10	Directors’ and senior management’s emoluments (continued)

(b)	Five highest paid individuals (continued)

The emoluments fell within the following band:

	Number of individual
	2007	2006
$2,500,001 - $3,000,000	1	1
$3,500,001 - $4,000,000	—	1
$6,500,001 - $7,000,000	1	—

11	Equity settled share-based transactions

The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23 December 2002 which the directors may, at their discretion, invite eligible participants to take up options to subscribe for shares subject to the terms and conditions stipulated therein.

The Company also had a previous share option scheme (the “1997 Share Option Scheme”) adopted by shareholders on 12 July 1997 which was terminated on 23 December 2002 upon the adoption of the 2002 Share Option Scheme. Upon termination, no further options can be granted under the 1997 Share Option Scheme but the provisions of such scheme in all other respects remain in force and all options granted prior to termination continue to be valid and exercisable.

Effective from 1 September 2005, upon the adoption of HKFRS 2 Share-based payment, the Group recognises the fair value of share options granted under 2002 Share Option Scheme over the vesting period, or as an asset, if the cost qualifies for recognition as an asset. The fair value of share option is measured at the date of grant.

However, the Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to the following options:

(i)	share options granted under the 1997 Share Option Scheme since all options were granted to employees before 7 November 2002; and

(ii)	share options granted under the 2002 Share Option Scheme and vested before 1 September 2005.

74  City Telecom (H.K.) Limited Annual Report 2007

Notes to the financial statements

(Expressed in Hong Kong dollars)

11	Equity settled share-based transactions (continued)

(a)	The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:

	Number of option	Vesting conditions	Contractual life of options
1997 Share Option Scheme
Options granted to employees:
– 3 September 1998	140,000	3 September 1998 to 2 September 2000	8 years and
			10 months
– 10 September 1999	40,000	Immediately vested	7 years and
			10 months
– 20 October 2000	278,000	20 October 2000 to 1 June 2001	6 years and
			9 months

Sub-total	458,000

2002 Share Option Scheme
Options granted to directors:
– 3 June 2004	6,000,000	3 June 2004 to 30 April 2006	10 years
– 5 January 2005	16,000,000	5 January 2005 to 31 December 2006	10 years
– 22 May 2006	15,000,000	22 May 2006 to 21 May 2009	10 years
Options granted to employees:
– 21 October 2004	9,450,000	21 October 2004 to 31 December 2006	10 years
– 3 October 2005	1,000,000	3 October 2005 to 30 September 2006	10 years
– 22 May 2006	17,210,000	22 May 2006 to 21 May 2009	10 years
– 3 July 2006	1,000,000	3 July 2006 to 2 July 2009	10 years
– 3 August 2006	100,000	3 August 2006 to 2 August 2009	10 years
– 22 November 2006	200,000	22 November 2006 to 14 November 2009	10 years
– 23 May 2007	100,000	23 May 2007 to 11 June 2010	10 years

Sub-total	66,060,000

Total share options	66,518,000

(b)	The number and weighted average exercise prices of share options are as follows:

	2007		2006
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
1997 Share Option Scheme
Outstanding at the beginning of the year	0.61	458,000	0.64	548,000
Lapsed during the year	2.10	(40,000)	1.34	(40,000)
Exercised during the year	0.47	(418,000)	0.26	(50,000)

Outstanding at the end of the year		—	0.61	458,000

Exercisable at the end of the year		—	0.61	458,000

2002 Share Option Scheme
Outstanding at the beginning of the year	1.08	65,760,000	1.53	36,670,000
Granted during the year	1.16	300,000	0.67	34,310,000
Exercised during the year	0.82	(1,910,000)	—	—
Lapsed during the year	0.91	(2,800,000)	1.54	(5,220,000)

Outstanding at the end of the year	1.09	61,350,000	1.08	65,760,000

Exercisable at the end of the year	1.31	40,460,000	1.52	25,670,000

The options outstanding at 31 August 2007 had a weighted exercise price of HK$1.09 (2006: HK$1.08) and a weighted average remaining contractual life of 8 years (2006: 9 years).

City Telecom (H.K.) Limited Annual Report 2007  75

Notes to the financial statements

(Expressed in Hong Kong dollars)

11	Equity settled share-based transactions (continued)

(c)	Fair value of share options and assumptions

In assessing the value of the share options granted, the Black-Scholes option pricing model (the “Black-Scholes Model”) has been used. The Black-Scholes Model is one of the most generally accepted methodologies used to calculate the value of options and is one of the recommended option pricing models as set out in Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The variables of the Black-Scholes Model include expected life of the options, risk-free interest rate, expected volatility and expected dividend of the shares of the Company.

In assessing the value of the share options granted during the year, the following variables have been applied to the Black-Scholes Model:

Measurement Date	22 May 2006	3 July 2006	3 August 2006	22 November 2006	23 May 2007
Variables
– Expected life	5 years	5 years	5 years	5 years	5 years
– Risk-free rate	4.63%	4.45%	4.06%	3.76%	4.45%
– Expected volatility	55.04%	53.56%	52.71%	51.02%	56.01%
– Expected dividend yield	0%	0%	0%	0%	0%

The above variables were determined as follows:

(i)	The expected life of estimated to be 5 years from the date of grant (the “Measurement Date”).

(ii)	The risk-free rate represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement Date.

(iii)	The expected volatility represents the annualised standard deviation of the continuously compounded rates of return on the shares of the most recent period from the Measurement Date that is generally commensurate with the expected term of option (taking into account the remaining contractual life of the option and the effects of the expected early exercise of the option).

(iv)	A dividend yield of 0% has been assumed.

Using the Black-Scholes Model in assessing the value of share options granted during the year, the fair value is estimated as below:

Date of grant	22 May 2006		3 July 2006		3 August 2006		22 November 2006		23 May 2007
Fair value per share option	HK$	0.33	HK$	0.35	HK$	0.36	HK$	0.35	HK$	1.13

The Black-Scholes Model, applied for determination of the estimated value of the share options granted under the 2002 Share Option Scheme, was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. Such an option pricing model requires input of highly subjective assumptions, including the expected stock volatility. As the Company’s share options have characteristics significantly different from those of traded options, changes in subjective inputs may materially affect the estimated fair value of the options granted.

76  City Telecom (H.K.) Limited Annual Report 2007

Notes to the financial statements

(Expressed in Hong Kong dollars)

12	Goodwill – Group

The Group HK$’000
Cost:
At 31 August 2006 / 2007	1,066

Accumulated amortisation:
At 31 August 2006 / 2007	—

Carrying amount
At 31 August 2006 / 2007	1,066

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the Group’s cash-generating units (CGU) identified according to country of operation and business segment as follows:

	2007 HK$’000	2006 HK$’000
Fixed telecommunication network service segment	1,066	1,066

The recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a three-year period. Cash flows for the three-year period are estimated based on growth rates between 10% to 16% and a pre-tax discount rate of 14%. Cash flows beyond the three year period are assumed to remain constant. The estimated growth rates used are comparable to the growth rate for the industry.

The key assumption used in the value-in-use calculation is the annual growth of the turnover of the fixed telecommunications network services and it is determined based on the past performance and management’s expectation for market development. The discount rate used is pre-tax and reflects specific risks relating to the Fixed telecommunication services segment.

The carrying amount of the unit approximates to its recoverable amount. Any adverse change in the key assumption could reduce the recoverable amount below carrying amount.

City Telecom (H.K.) Limited Annual Report 2007  77

Notes to the financial statements

(Expressed in Hong Kong dollars)

13	Fixed assets

Group

	Investment property HK$’000	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Furniture, fixtures and fittings HK$’000	Telecom- munications, computer and office equipment HK$’000	Motor vehicles HK$’000	Total HK$’000
Cost:
At 1 September 2006	5,197	79,598	78,241	17,770	2,352,253	6,956	2,540,015
Additions	—	—	1,627	496	129,950	177	132,250
Disposals	—	—	(3)	(1,100)	(8,988)	(315)	(10,406)
Exchange adjustments	—	—	773	253	2,560	—	3,586

At 31 August 2007	5,197	79,598	80,638	17,419	2,475,775	6,818	2,665,445

Accumulated depreciation:
At 1 September 2006	1,997	7,531	40,428	12,447	1,104,864	5,514	1,172,781
Charge for the year	104	1,592	9,269	2,028	244,581	529	258,103
Disposals	—	—	—	(683)	(4,465)	(160)	(5,308)
Exchange adjustments	—	—	612	160	1,874	—	2,646

At 31 August 2007	2,101	9,123	50,309	13,952	1,346,854	5,883	1,428,222

Net book value:
At 31 August 2007	3,096	70,475	30,329	3,467	1,128,921	935	1,237,223

Cost:
At 1 September 2005	—	84,170	68,618	15,492	2,067,146	8,372	2,243,798
Additions	—	625	9,342	2,880	309,744	344	322,935
Disposals	—	—	—	(728)	(26,817)	(1,760)	(29,305)
Transfer to investment property	5,197	(5,197)	—	—	—	—	—
Exchange adjustments	—	—	281	126	2,180	—	2,587

At 31 August 2006	5,197	79,598	78,241	17,770	2,352,253	6,956	2,540,015

Accumulated depreciation:
At 1 September 2005	—	6,702	30,225	10,509	853,325	6,494	907,255
Charge for the year	—	1,695	9,980	2,190	261,819	780	276,464
Disposals	—	—	—	(326)	(11,922)	(1,760)	(14,008)
Transfer to investment property	866	(866)	—	—	—	—	—
Impairment loss (note (b))	1,131	—	—	—	—	—	1,131
Exchange adjustments	—	—	223	74	1,642	—	1,939

At 31 August 2006	1,997	7,531	40,428	12,447	1,104,864	5,514	1,172,781

Net book value:
At 31 August 2006	3,200	72,067	37,813	5,323	1,247,389	1,442	1,367,234

78  City Telecom (H.K.) Limited Annual Report 2007

Notes to the financial statements

(Expressed in Hong Kong dollars)

13	Fixed assets (continued)

Company

	Investment property HK$’000	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Furniture, fixtures and fittings HK$’000	Telecom– munications, computer and office equipment HK$’000	Motor vehicles HK$’000	Total HK$’000
Cost:
At 1 September 2006	5,197	—	7,957	7,151	312,435	3,665	336,405
Additions	—	—	375	72	1,908	—	2,355
Disposals	—	—	—	(177)	(2,185)	—	(2,362)

At 31 August 2007	5,197	—	8,332	7,046	312,158	3,665	336,398

Accumulated depreciation:
At 1 September 2006	1,997	—	5,506	6,828	203,669	3,391	221,391
Charge for the year	104	—	693	151	16,219	—	17,167
Disposals	—	—	—	(177)	(2,184)	—	(2,361)

At 31 August 2007	2,101	—	6,199	6,802	217,704	3,391	236,197

Net book value:
At 31 August 2007	3,096	—	2,133	244	94,454	274	100,201

Cost:
At 1 September 2005	—	5,197	7,898	7,145	312,130	5,425	337,795
Additions	—	—	59	6	2,234	—	2,299
Transfer to investment property	5,197	(5,197)	—	—	—	—	—
Disposals	—	—	—	—	(1,929)	(1,760)	(3,689)

At 31 August 2006	5,197	—	7,957	7,151	312,435	3,665	336,405

Accumulated depreciation:
At 1 September 2005	—	762	4,854	6,675	187,201	4,975	204,467
Charge for the year	—	104	652	153	18,391	176	19,476
Transfer to investment property	866	(866)	—	—	—	—	—
Impairment loss (note (b))	1,131	—	—	—	—	—	1,131
Disposals	—	—	—	—	(1,923)	(1,760)	(3,683)

At 31 August 2006	1,997	—	5,506	6,828	203,669	3,391	221,391

Net book value:
At 31 August 2006	3,200	—	2,451	323	108,766	274	115,014

(a)	The Group’s total future aggregate lease income receivable under non-cancellable operating lease are receivable as follows:

	2007 HK$’000	2006 HK$’000
Within 1 year	228	228
After 1 year but within 5 years	—	228

	228	456

(b)	The interests in leasehold land and buildings and investment property situated in Hong Kong at their net book values are analysed as follows:

	Group		Company
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Leases of between 10 to 50 years	73,571	75,267	3,096	3,200

Representing:

	Group		Company
	2007	2006	2007	2006
	HK$’000	HK$’000	HK$’000	HK$’000
Leasehold land and building carried at cost	70,475	72,067	—	—
Investment property arrived at cost less impairment loss	3,096	3,200	3,096	3,200

	73,571	75,267	3,096	3,200

City Telecom (H.K.) Limited Annual Report 2007  79

Notes to the financial statements

(Expressed in Hong Kong dollars)

13	Fixed assets (continued)

(b)	(continued)

In addition to the leasehold land and buildings classified as being held under a finance lease, the Group leases telecommunications, computer and office equipment under finance leases expiring from one to five years. At the end of the lease term the Group has the option to purchase the equipment at a price deemed to be a bargain purchase option. None of the leases included contingent rental.

In 2006, a property which had been held for own use was leased to a third party to earn rental income. Upon adoption of HKAS 40, the Group assessed the open market value of the property and based on such assessment, wrote down the carrying amount of the property by HK$1,131,000 (included in “other operating expenses”). The estimate of open market value was made by reference to net rental income allowing for reversionary income potential.

(c)	At 31 August 2007, the net book value of telecommunications, computer and office equipment under finance lease held by the Group amounted to HK$1,998,000 (2006: HK$2,772,000).

(d)	Management reviews the estimated useful lives of fixed assets annually and, if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the estimate is changed to reflect the changed pattern. The depreciation expense for future period is adjusted if there are significant changes from previous estimates. Management determines the useful life of the Group’s fixed assets based on its historical experience with similar assets, expected usage of the assets and anticipated technological changes with respect to those assets. Estimates and assumptions used in setting depreciable lives require both judgment and estimation.

During the second half of 2007, taking into consideration of the current conditions and expected usage of existing telecommunications equipment, management engaged an external valuation firm to assist with its assessment of the estimated useful lives of such asset. As a result of this assessment, management revised the estimated useful lives of the fibre network and related peripherals from 4-15 years to 6-20 years.

The change in accounting estimate is accounted for prospectively from 1 June 2007. As a result of such change, depreciation expense decreased by HK$15,930,000 for the year ended 31 August 2007. This change does not have any effect on the total depreciation charges of those assets during their remaining useful lives.

14	Investments in subsidiaries

	Company
	2007 HK$’000	2006 HK$’000
Unlisted investments, at cost (note (a))	51,791	51,791
Amounts due from subsidiaries (note (b))	1,446,420	1,492,749

	1,498,211	1,544,540
Less: impairment loss	(9,748)	(7,722)

	1,488,463	1,536,818

80  City Telecom (H.K.) Limited Annual Report 2007

Notes to the financial statements

(Expressed in Hong Kong dollars)

14	Investments in subsidiaries (continued)

Notes:

(a)	The following is a list of the principal subsidiaries which principally affected the results, assets or liabilities of the Group at 31 August 2007:

Name	Place of incorporation	Principal activities and place of operations	Particulars of issued share capital	Percentage of interest held
Attitude Holdings Limited	British Virgin Islands	Inactive	Ordinary US$ 1	100
Automedia Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$ 1	*100

City Telecom (B.C.) Inc.#	Canada	Provision of international telecommunications and dial-up internet access services in Canada	Common CAD501,000	100

City Telecom (Canada) Inc.#	Canada	Leasing and maintenance of switching equipment and provision of operational services in Canada	Common CAD100	100

City Telecom Inc.#	Canada	Provision of international telecommunications and dial-up internet access services in Canada	Common CAD1,000	100

City Telecom International Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US $ 5,294	*100

Credibility Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$ 1	*100

CTI Guangzhou Customer Services Co. Ltd. (translated from the registered name in Chinese) #	The People’s Republic of China (“the PRC”)	Provision of administrative Support services in the PRC	Paid in capital of HK$ 8,000,000	*100

CTI Marketing Company Limited	Hong Kong	Provision of media marketing services in Hong Kong	Ordinary HK $ 10,000	100

Golden Trinity Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$ 1	*100

Hong Kong Broadband Network Limited	Hong Kong	Provision of international telecommunications and fixed telecommunications network services in Hong Kong	Ordinary HK $ 383,049	100

IDD 1600 Company Limited	Hong Kong	Provision of international telecommunications services in Hong Kong	Ordinary HK$ 2	100

SGBN Singapore Broadband Network Pte. Limited	Singapore	Inactive	Ordinary SG$ 1	*100

*	Shares held directly by the Company.
#	Subsidiaries not audited by KPMG.

(b)	The amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

City Telecom (H.K.) Limited Annual Report 2007  81

Notes to the financial statements

(Expressed in Hong Kong dollars)

15	Other Financial assets

	Group		Company
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Debt securities, at fair value and unlisted outside Hong Kong	28,577	26,633	24,798	23,004
Long term bank deposit, at amortised cost (note)	14,415	13,641	14,415	13,641

	42,992	40,274	39,213	36,645
Current portion	(3,779)	—	—	—

Balance as at the end of the year	39,213	40,274	39,213	36,645

Note:	The balance is a ten-year US$2 million (31 August 2006: US$2 million) (equivalent to HK$15,600,000) deposit placed with a bank in which the Group receives a floating rate deposit interest. The deposit has a 10-year term maturing on 22 August 2013. An interest rate of 10% per annum has been guaranteed for the first year from the inception date on 22 August 2003. The deposit will terminate or mature once the cumulative interest reaches the predetermined accrued interest cap at 13% of principal amount or an aggregate sum of US$260,000 (equivalent to HK$2,028,000).

16	Derivative financial instrument

	Group
	2007 HK$’000	2006 HK$’000
Non-current assets
Interest rate swap, at fair value through profit or loss	1,039	1,845

As at 31 August 2007, the Group has an outstanding interest rate swap contract with notional principle amount of HK$46,666,667 (2006: HK$66,666,667). The maturity date of the contract is 1 December 2009.

Under this arrangement, the Group will pay a fixed rate interest of 2.675% per annum on the notional amount on a monthly basis, and receive a floating interest rate at HIBOR rate.

The purpose of the arrangement was to hedge the interest payments on a long-term bank loan which was fully repaid on 24 January 2005.

17	Deferred expenditure

	Group
	2007	2006
	HK$’000	HK$’000
Balance at the beginning of the year	12,445	21,131
Additions during the year	24,502	5,287
Less: amortisation charge for the year (note 4(a))	(15,580)	(13,973)

	21,367	12,445
Current portion	(13,584)	(10,808)

Balance as at the end of the year	7,783	1,637

Deferred expenditure represents costs incurred to acquire subscriptions of the services offered by the Group, which is treated as customer acquisition costs and are amortised over the period of the underlying service subscription agreements.

18	Accounts receivable

The majority of the Group’s accounts receivables are due within 30 days from the date of billings. Subscribers with receivables that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted.

82  City Telecom (H.K.) Limited Annual Report 2007

Notes to the financial statements

(Expressed in Hong Kong dollars)

18	Accounts receivable (continued)

The aging analysis of the accounts receivable is as follows:

	Group		Company
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Current – 30 days	50,282	58,700	4,756	10,188
31 – 60 days	15,619	13,277	5,279	888
61 – 90 days	8,876	9,442	607	358
Over 90 days (note (i))	118,166	114,924	2,384	2,130

	192,943	196,343	13,026	13,564
Less: provision for doubtful debts (note (ii))	(22,392)	(55,745)	(921)	(1,058)

	170,551	140,598	12,105	12,506

Notes:

(i)	The amounts over 90 days for the Group included receivables relating to mobile interconnection charges of HK$103,847,000 for the year ended 31 August 2007 (31 August 2006: HK$82,864,000) (see note 3(c)).
(ii)	Provision for doubtful debts as at 31 August 2006 includes provision for mobile interconnection charges receivables of HK$20,809,000. Following TA’s Final Determination issued in June 2007 (note 3(c)), the Group has written back HK$9,404,000 of the provision for mobile interconnection charges to the profit and loss account (note 4(a)(ii)) and written off the remaining balance of the provision of HK$11,405,000 against the accounts receivable relating to mobile interconnection charges.

19	Inventories

(a)	Inventories in the balance sheet comprise:

	Group		Company
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Finished goods	477	856	477	812

(b)	The amount of inventories recognised as an expense is analysed as follows:

	Group		Company
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Cost of inventories	331	21,249	330	18,621

20	Cash at bank and in hand

	Group		Company
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Time deposits with banks and other financial institutions	482,730	100,200	203,494	63,143
Cash at bank and in hand	50,164	44,717	17,037	23,527

Cash at bank and in hand in the balance sheet	532,894	144,917	220,531	86,670

Included in cash at bank and in hand in the balance sheet are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	Group		Company
	2007 ‘000	2006 ‘000	2007 ‘000	2006 ‘000
RMB	8,825	27,453	—	—
USD	11,283	5,182	11,272	4,811
CAD	812	459	102	47
YEN	2,218	5,195	2,218	5,195
AUD	19	14	—	—

City Telecom (H.K.) Limited Annual Report 2007  83

Notes to the financial statements

(Expressed in Hong Kong dollars)

21	Accounts payable

The aging analysis of the accounts payable is as follows:

	Group		Company
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Current – 30 days	18,025	15,395	5,770	5,392
31 – 60 days	11,097	8,284	2,073	4,334
61 – 90 days	3,655	6,874	3,013	5,212
Over 90 days	43,242	55,832	26,621	44,205

	76,019	86,385	37,477	59,143

22	Capital and reserves

(a)	Group

	Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000	Retained profits HK$’000	Exchange reserve HK$’000	Total HK$’000
At 1 September 2006	61,417	620,298	12,993	196,289	657	891,654
Profit attributable to shareholders	—	—	—	28,865	—	28,865
Dividend declared and approved during the year	—	—	—	(24,635)	—	(24,635)
Share issued upon exercise of share option	233	2,135	(611)	—	—	1,757
Equity settled share-based transaction	—	—	5,727	—	—	5,727
Exchange adjustments on translation of the financial statements of subsidiaries	—	—	—	—	514	514

At 31 August 2007	61,650	622,433	18,109	200,519	1,171	903,882

	Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000	Retained profits HK$’000	Exchange reserve HK$’000	Total HK$’000
At 1 September 2005	61,412	619,408	7,052	288,530	840	977,242
Loss attributable to shareholders	—	—	—	(92,241)	—	(92,241)
Share issued upon exercise of share option	5	8	—	—	—	13
Equity settled share-based transaction	—	882	5,941	—	—	6,823
Exchange adjustments on translation of the financial statements of subsidiaries	—	—	—	—	(183)	(183)

At 31 August 2006	61,417	620,298	12,993	196,289	657	891,654

(b)	Company

	Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000	Retained profits HK$’000	Total HK$’000
At 1 September 2006	61,417	620,298	12,993	230,627	925,335
Loss attributable to shareholders	—	—	—	(12,945)	(12,945)
Dividend declared and approved during the year	—	—	—	(24,635)	(24,635)
Share issued upon exercise of share option	233	2,135	(611)	—	1,757
Equity settled share-based transaction	—	—	5,727	—	5,727

At 31 August 2007	61,650	622,433	18,109	193,047	895,239

	Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000	Retained profits HK$’000	Total HK$’000
At 1 September 2005	61,412	619,408	7,052	261,520	949,392
Loss attributable to shareholders	—	—	—	(30,893)	(30,893)
Share issued upon exercise of share option	5	8	—	—	13
Equity settled share-based transaction	—	882	5,941	—	6,823

At 31 August 2006	61,417	620,298	12,993	230,627	925,335

84  City Telecom (H.K.) Limited Annual Report 2007

Notes to the financial statements

(Expressed in Hong Kong dollars)

22	Capital and reserves (continued)

(c)	Nature and purpose of reserves

(i)	Share premium

The application of the share premium account is governed by Sections 48B of the Hong Kong Companies Ordinance.

(ii)	Capital reserve

The capital reserve comprises the fair value of the actual or estimated number of unexercised share options granted to employees of the Group recognised in accordance with the accounting policy adopted for share based payment in note 1(q)(iv).

(iii)	PRC statutory reserve

In accordance with Accounting Regulations for Business Enterprises, foreign investment enterprises in the PRC are required to transfer at least 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to the general reserve until the balance of the general reserve is equal to 50% of their registered capital. During the year, appropriations were made by CTI Guangzhou Customer Services Co Ltd (“CTIGZ”), a wholly-owned subsidiary of the Group, to the statutory reserve at 10% of its profit after taxation determined under PRC GAAP. The statutory reserve can be used to reduce previous years’ losses and to increase the capital of the subsidiary.

For the year ended 31 August 2007, CTIGZ made appropriation to the statutory reserve of RMB379,000 (2006: RMB202,000). The accumulated balance of the statutory reserve maintained at the CTIGZ as at 31 August 2007 was RMB581,000 (2006: RMB202,000).

(iv)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in note 1(d) (ii).

(d)	Share capital

	2007		2006
	No. of shares	Amount HK$’000	No. of shares	Amount HK$’000
Authorised:
Ordinary shares of HK$0.10 each	2,000,000,000	200,000	2,000,000,000	200,000

Issued and fully paid:
Ordinary shares of HK$0.10 each
At the beginning of the year	614,175,404	61,417	614,125,404	61,412
Exercise of share options (note (i))	2,328,000	233	50,000	5

At the end of the year	616,503,404	61,650	614,175,404	61,417

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

Notes:

(i)	During the year ended 31 August 2007, 2,328,000 ordinary shares (2006: 50,000 ordinary shares) were issued at a weighted average price of HK$0.75 per share (2006: HK$0.26 per share), to share option holders who had exercised their subscription rights. These shares so issued rank pari passu with the then existing ordinary shares in issue.

City Telecom (H.K.) Limited Annual Report 2007  85

Notes to the financial statements

(Expressed in Hong Kong dollars)

22	Capital and reserves (continued)

(d)	Share capital (continued)

(ii)	The movement of outstanding share options during the year was as follows:

Date of grant	Exercise price per share		Number of share options outstanding at 1 September 2006	Granted	Exercised	Lapsed	Number of share options outstanding at 31 August 2007
1997 Share Option Scheme
3 September 1998	HK$	0.26	140,000	—	(140,000)	—	—
10 September 1999	HK$	2.10	40,000	—	—	(40,000)	—
20 October 2000	HK$	0.58	278,000	—	(278,000)	—	—

			458,000	—	(418,000)	(40,000)	—

2002 Share Option Scheme
3 June 2004	HK$	1.47	6,000,000	—	—	—	6,000,000
21 October 2004	HK$	1.54	9,450,000	—	(330,000)	(780,000)	8,340,000
5 January 2005	HK$	1.54	16,000,000	—	—	—	16,000,000
3 October 2005	HK$	0.81	1,000,000	—	—	—	1,000,000
22 May 2006	HK$	0.66	32,210,000	—	(1,250,000)	(2,020,000)	28,940,000
3 July 2006	HK$	0.68	1,000,000	—	(300,000)	—	700,000
3 August 2006	HK$	0.71	100,000	—	(30,000)	—	70,000
22 November 2006	HK$	0.73	—	200,000	—	—	200,000
23 May 2007	HK$	2.03	—	100,000	—	—	100,000

			65,760,000	300,000	(1,910,000)	(2,800,000)	61,350,000

			66,218,000	300,000	(2,328,000)	(2,840,000)	61,350,000

Share options granted under a share option scheme approved by the shareholders of the Company on 12 July 1997 (the “1997 Share Option Scheme”) are immediately exercisable.

At an Extraordinary General Meeting held on 23 December 2002, a new share option scheme (the “2002 Share Option Scheme”) was approved by the shareholders of the Company and the 1997 Share Option Scheme was terminated on the same date. No further share option could be granted under the 1997 Share Option Scheme after the date of its termination. Options granted under the 1997 Share Option Scheme that are not exercised have lapsed automatically on 12 July 2007.

During the year ended 31 August 2007, options were granted under the 2002 Share Option Scheme to eligible participants for the subscription of 300,000 shares of the Company at a weighted average exercise price of HK$1.16 each.

Each option entitles the holder to subscribe for one share of HK$0.10 each in the Company at a predetermined exercise price.

23	Deferred taxation

Deferred taxation is calculated in full on temporary differences under the liability method using the taxation rates prevailing in respective countries in which the Group operates.

The movement on the deferred tax liabilities accounts is as follows:

	Group		Company
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
At the beginning of the year	353	10,539	—	9,992
Exchange differences	(3)	1	—	—
Deferred taxation credited to profit and loss account — relating to the origination and reversal of temporary differences (note 5)	(59)	(10,187)	—	(9,992)

At the end of the year	291	353	—	—

Deferred tax assets are recognised to the extent that realisation of the related tax benefit through the utilisation of tax losses against the future taxable profits is probable. As at 31 August 2007, the Group has not recognised deferred tax assets in respect of unused tax losses of HK$268,004,000 (2006: HK$279,199,000) which are subject to agreement with local tax authorities.

86  City Telecom (H.K.) Limited Annual Report 2007

Notes to the financial statements

(Expressed in Hong Kong dollars)

23	Deferred taxation (continued)

The unrecognised tax losses carried forward from prior years will expire in the following periods:

	Group
	2007 HK$’000	2006 HK$’000
After 5 years	4,313	4,130
From 2 to 5 years	1,132	1,909
No expiry date	262,559	273,160

	268,004	279,199

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

	Group
	Accelerated depreciation allowances		Others		Total
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Deferred tax liabilities
At the beginning of the year	154,678	158,477	—	85	154,678	158,562
Credited to consolidated profit and loss account	(19,772)	(3,805)	—	(86)	(19,772)	(3,891)
Exchange differences	4	6	—	1	4	7

At the end of the year	134,910	154,678	—	—	134,910	154,678

	Group
	Share based payment		Tax losses		Total
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Deferred tax assets
At the beginning of the year	(123)	—	(154,202)	(148,023)	(154,325)	(148,023)
Charged/(credited) to consolidated profit and loss account	123	(123)	19,590	(6,173)	19,713	(6,296)
Exchange differences	—	—	(7)	(6)	(7)	(6)

At the end of the year	—	(123)	(134,619)	(154,202)	(134,619)	(154,325)

					Company Accelerated depreciation allowances
					2007 HK$’000	2006 HK$’000
Deferred tax liabilities
At 1 September					13,293	16,255
Credited to profit and loss account					(2,221)	(2,962)

At 31 August					11,072	13,293

					Tax losses
					2007 HK$’000	2006 HK$’000
Deferred tax assets
At 1 September					(13,293)	(6,263)
Charged/(credited) to profit and loss account					2,221	(7,030)

At 31 August					(11,072)	(13,293)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same legal entity and same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	Group		Company
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Deferred tax asset	—	—	—	—
Deferred tax liabilities	291	353	—	—

	291	353	—	—

City Telecom (H.K.) Limited Annual Report 2007  87

Notes to the financial statements

(Expressed in Hong Kong dollars)

24	Long-term debt and other liabilities

	Group		Company
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
8.75% senior notes due 2015 (note a)	952,593	948,027	952,593	948,027
Obligations under finance lease (note b)	1,210	2,373	454	390

	953,803	950,400	953,047	948,417
Current portion of – obligations under finance lease	(835)	(1,297)	(104)	(71)

	952,968	949,103	952,943	948,346

At 31 August 2007, the Group’s and the Company’s long-term debt and other liabilities were repayable as follows:

	Group		Company
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Long-term debt and other liabilities, repayable:
8.75% senior notes due 2015 – after the fifth year	952,593	948,027	952,593	948,027
Obligations under finance lease

– Within 1 year	835	1,297	104	71
– After 1 year but within 2 years	121	806	112	75
– After 2 years but within 5 years	254	270	238	244

	1,210	2,373	454	390
Less: Current portion of obligations under finance lease	(835)	(1,297)	(104)	(71)

	375	1,076	350	319

	952,968	949,103	952,943	948,346

(a)	On 20 January 2005, the Group issued unsecured 10-year senior fixed rates notes (the “10-year senior notes”) with a principle amount of US$125 million at an issue price equal to 100 per cent of the principal amount. The 10-year senior notes mature on 1 February 2015 and bear interest at the fixed rate of 8.75% per annum. Interest is payable semi-annually on 1 February and 1 August of each year, commencing 1 August 2005.

The 10-year senior notes are unconditionally and irrevocably guaranteed on a joint and several basis by the Company’s subsidiaries (other than CTI Guangzhou Customer Services Co. Limited) as subsidiary guarantors.

The 10-year senior notes were issued as an underwritten transaction and the net proceeds were approximately US$121 million after deduction of expenses and commissions. The Group used the net proceeds, in part, to repay in full an existing bank loan in the outstanding amount of HK$196.7 million, and is using the remaining net proceeds for capital expenditures, including expanding and upgrading the Group’s Metro Ethernet network in Hong Kong, and for additional working capital and general corporate purposes.

As at 31 August 2007, the 10-year senior notes are stated at amortised cost of US$122,127,000, equivalent to HK$952,593,000 (31 August 2006: US$121,854,000, equivalent to HK$948,027,000).

The effective interest rate of the 10-year senior notes for the year ended 31 August 2007 is 9.2% (2006: 9.2%).

88  City Telecom (H.K.) Limited Annual Report 2007

Notes to the financial statements

(Expressed in Hong Kong dollars)

24	Long-term debt and other liabilities (continued)

(b)	At 31 August 2007, the Group had obligations under finance leases repayable as follows:

	Group
	2007			2006
	Present value of the minimum lease payments HK$’000	Interest expense relating to future periods HK$’000	Total minimum lease payments HK$’000	Present value of the minimum lease payments HK$’000	Interest expense relating to future periods HK$’000	Total minimum lease payments HK$’000
Within 1 year	835	34	869	1,297	54	1,351
After 1 year but within 2 years	121	21	142	806	26	832
After 2 years but within 5 years	254	18	272	270	27	297
	375	39	414	1,076	53	1,129

	1,210	73	1,283	2,373	107	2,480

At 31 August 2007, the Company had obligations under finance leases repayable as follows:

	Company
	2007			2006
	Present value of the minimum lease payments HK$’000	Interest expense relating to future periods HK$’000	Total minimum lease payments HK$’000	Present value of the minimum lease payments HK$’000	Interest expense relating to future periods HK$’000	Total minimum lease payments HK$’000
Within 1 year	104	27	131	71	24	95

After 1 year but within 2 years	112	20	132	75	20	95
After 2 years but within 5 years	238	16	254	244	25	269

	350	36	386	319	45	364

	454	63	517	390	69	459

25	Notes to the consolidated cash flow statement

(a)	Reconciliation of profit/(loss) before taxation to net cash inflow generated from operations

	2007 HK$’000	2006 HK$’000
Profit/(loss) before taxation	30,891	(99,485)

Depreciation of owned fixed assets	257,052	275,538
Depreciation of fixed assets held under finance lease	1,051	926
Impairment loss on investment property	—	1,131
Amortisation of deferred expenditure	15,580	13,973
Interest income	(22,671)	(20,378)
Interest element of finance lease	62	54
Loss on disposal of fixed assets	1,714	9,621
Unrealised gain on other financial assets	(1,887)	(668)
Amortisation of long term bank deposit	(739)	1,919
Equity settled share-based transactions	5,727	6,823
Realised and unrealised loss on derivative financial instrument	806	125
Interest, amortization and exchange difference on 10-year senior notes	89,879	86,664

Net cash inflow before working capital changes	377,465	276,243
Decrease in long-term receivable and prepayment	5,600	567
Increase in accounts receivable, other receivables, deposits and prepayments	(11,742)	(59,234)
Decrease in inventories	379	1,101
Increase in deferred expenditure	(24,502)	(5,287)
Increase/(decrease) in accounts payable, other payables, accrued charges and deposits received	8,573	(23,652)
Increase/(decrease) in deferred services revenue	30,459	(3,001)

Net cash inflow generated from operations	386,232	186,737

City Telecom (H.K.) Limited Annual Report 2007  89

Notes to the financial statements

(Expressed in Hong Kong dollars)

25	Notes to the consolidated cash flow statement (continued)

(b)	Analysis of changes in financing during the year

	Share capital (including share premium and capital Reserve) HK$’000	Obligations under finance lease HK$’000	Senior notes HK$’000
Balance at 1 September 2005	687,872	3,135	945,348
Issue of new shares	13	—	—
Acquisition of fixed asset	—	448	—
Repayment of capital element of finance lease	—	(1,210)	—
Amortisation of incidental issuance costs	—	—	1,429
Equity settled share-based transactions	6,823	—	—
Effect of foreign exchange rate changes	—	—	1,250

Balance at 31 August 2006	694,708	2,373	948,027

Balance at 1 September 2006	694,708	2,373	948,027
Issue of new shares	1,757	—	—
Acquisition of fixed asset	—	158	—
Repayment of capital element of finance lease	—	(1,321)	—
Amortisation of incidental issuance costs	—	—	2,129
Equity settled share-based transactions	5,727	—	—
Effect of foreign exchange rate changes	—	—	2,437

Balance at 31 August 2007	702,192	1,210	952,593

26	Financial instruments

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below.

(a)	Credit risk

The Group’s credit risk is primarily attributable to trade and other receivables, debt investments and derivative financial instruments. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 30 days from the date of billing. Subscribers with receivables that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted. The Group generally does not obtain collateral from customers.

Derivative counterparties and cash transactions are limited to high credit-quality financial institution. The Group has policies that limit the amount of credit exposure to any financial institution. Given their high credit ratings, management does not expect any investment counterparty to fail to meet its obligations.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet. Except for the financial guarantee given by the Group as disclosed in note 27, the Group does not provide any other guarantees which expose the Group to credit risk. The maximum exposure to credit risk in respect of these financial guarantees at the balance sheet date is disclosed in note 27.

90  City Telecom (H.K.) Limited Annual Report 2007

Notes to the financial statements

(Expressed in Hong Kong dollars)

26	Financial instruments (continued)

(b)	Liquidity risk

The Company has a cash management policy, which includes the short term investment of cash surpluses and the raising of loans to cover expected cash demands. The Company’s policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient cash and readily realisable marketable securities and adequate amount of committed credit facilities from major financial institutions to meet its liquidity requirements in the short and longer term. Due to the dynamic nature of the underlying business, the Company aims to maintain flexibility in funding by keeping committed credit lines available.

(c)	Interest rate risk

The Group’s interest-rate risk arises mainly from its 10-year senior notes which bear interest at the fixed rate of 8.75% per annum. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk.

The Group adopts a policy to maintain at least 50% of its borrowings in fixed rate instruments.

(d)	Foreign currency risk

All the Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HK$7.80 = US$1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group also expose to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollars and the Renminbi arising from its operations in the PRC. In order to limit this foreign currency risk exposure, the Group maintained Renminbi cash balance that approximate three months’ of operating cash flows.

(e)	Fair values

All financial instruments are carried at amounts not materially different from their fair values as at 31 August 2007 and 2006:

	2007		2006
	Carrying amount HK$’000	Fair value HK$’000	Carrying amount HK$’000	Fair value HK$’000
The Group and the Company
Long-term bank deposit	14,415	14,277	13,641	13,459
8.75% senior notes	952,593	970,125	948,027	722,081

(f)	Estimation of fair values

Fair value of financial instruments is estimated as follows:

(i)	The fair value of financial instruments traded in active markets (such as trading and available-for-sale financial assets, and listed long-term borrowings and convertible note and bonds) is based on quoted market prices at the balance sheet date. Quoted market prices are used for interest rate swap. The fair value of the 8.75% senior notes is determined based on quoted market price. The fair value of the long term bank deposits are determined based on the issuer’s quoted price.

(ii)	The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.

(iii)	Trade receivables less impairment provision and account payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

City Telecom (H.K.) Limited Annual Report 2007  91

Notes to the financial statements

(Expressed in Hong Kong dollars)

27	Contingent liabilities

	Group		Company
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Bank guarantees provided to suppliers (note 29(i) and (ii))	5,903	6,303	5,800	6,200
Bank guarantee in lieu of payment of utility deposits (note 29(iii))	5,272	5,272	—	— 2
Corporate guarantee provided to a subsidiary for shared banking facility (note)	—	— 2	70,200	70,020

	11,175	11,575	76,000	76,220

Note:	Corporate guarantee provided to a subsidiary represented the maximum amount of contingent liabilities of the Company had the shared banking facility of HK$70,200,000 as at 31 August 2007 (2006: HK$70,020,000) been fully drawn. As at 31 August 2007, HK$1,603,000 (2006: HK$2,003,000) of the HK$70,200,000 (2006: HK$70,020,000) shared banking facility (note 29(i)) was utilised by the Company and the subsidiary.

28	Commitments

(a)	Capital commitments

	Group		Company
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Purchase of telecommunications, computer and office equipment
– contracted but not provided for	54,165	80,240	40	874

(b)	Commitments under operating leases

(i)	At 31 August 2007, the Group has future aggregate lease income receivable under non-cancellable operating leases as follows:

	2007 HK$’000	2006 HK$’000
Leases in respect of telecommunications facilities and computer equipment which are receivable:
– Within 1 year	1,065	1,980
– After 1 year but within 5 years	214	798

	1,279	2,778

(ii)	At 31 August 2007, the Group and the Company has future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Group		Company
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Leases in respect of land and buildings which are payable:
– Within 1 year	12,562	15,212	—	1,320
– After 1 year but within 5 years	2,484	9,370	—	660

	15,046	24,582	—	1,980

Leases in respect of telecommunications facilities and computer equipment which are payable:
– Within 1 year	31,004	24,881	723	2,460
– After 1 year but within 5 years	21,166	5,575	37	158
– After 5 years	16,384	6,400	—	—

	68,554	36,856	760	2,618

	83,600	61,438	760	4,598

92  City Telecom (H.K.) Limited Annual Report 2007

Notes to the financial statements

(Expressed in Hong Kong dollars)

28	Commitments (continued)

(c)	Program fee commitments

The Group entered into several long-term agreements with program content providers for granting the program rights for use of certain program contents in the Group’s IP-TV services. Minimum amounts of program fees to be paid by the Group are analysed as follows:

	2007 HK$’000	2006 HK$’000
Program fee in respect of program rights which are payable:
– Within 1 year	10,345	7,638
– After 1 year but within 5 years	3,636	4,888

	13,981	12,526

29	Pledge of assets

As at 31 August 2007, the Group has pledged bank deposits of US$9,900,000 (equivalent to HK$77,220,000) and HK$10,000,000 as security for the following significant banking facilities:

(i)	bank facility of US$9,000,000 (equivalent to HK$70,200,000) granted by a bank for issuance of bank guarantees to third party suppliers, letters of credit, short-term loan, overdraft, foreign exchange and interest rate hedging arrangements. As of 31 August 2007, bank guarantees of HK$1,603,000 were issued against this bank facility (31 August 2006: bank guarantees of HK$2,003,000 were issued against this bank facility);

(ii)	bank guarantees of HK$4,300,000 (31 August 2006: HK$4,300,000) issued by the bank to third party suppliers of the Company and one of its subsidiaries for payment of certain products and services procured by the Group from these third party suppliers; and

(iii)	bank guarantees of HK$5,272,000 (31 August 2006: HK$5,272,000) issued by the bank to certain utility vendors of the Group in lieu of payment of utility deposits.

As at 31 August 2006, the Group had pledged bank deposits of US$9,900,000 (equivalent of HK$77,022,000) and HK$10,000,000 as security of the above significant banking facilities.

30	Barter transactions

(a)	During the year ended 31 August 2004, Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group entered into two sets of agreements with a third party (the “Contract Party 1”). Pursuant to one agreement (“First Agreement”), the Contract Party 1 agreed to sell to HKBN a set of un-activated telecommunications facility (the “Facility”) at a cash consideration of approximately HK$42.4 million (the “Facility Considerations”). The full amount of the Facility Considerations was paid by HKBN during the year ended 31 August 2004. In conjunction with the First Agreement, HKBN also entered into an operations and maintenance agreement with the Contract Party 1 for the provision of ongoing operations and maintenance services for the Facility at a fee of approximately HK$1 million per annum, commencing 1 September 2007 onwards.

Another agreement (“Second Agreement”) was entered into on the same date by both contract parties that HKBN agree to provide certain telecommunication services to the Contract Party 1 (the “Services”) with fees computed based on unit service charges specified in the Second Agreement. The Contract Party 1 is required to pay to HKBN a guarantee minimum service fee of approximately HK$42.4 million over a period of three years, commencing 1 September 2004. A prepayment of the service charges of HK$36.5 million (the “Prepaid Charges”) was paid by the Contract Party 1 to HKBN during the year ended 31 August 2004.

City Telecom (H.K.) Limited Annual Report 2007  93

Notes to the financial statements

(Expressed in Hong Kong dollars)

30	Barter transactions (continued)

(a)	(continued)

The Directors of the Company made an assessment of the fair values of the items under exchange and have drawn a conclusion that no fair values could be assigned to them. Accordingly, the Facility has not been recognised as an asset and no revenue or deferred revenue has been recognised since inception of the arrangement. The difference between the amounts paid for the Facility Considerations and the Prepaid Charges received, amounting to approximately HK$5.9 million, was recorded as other receivable and long-term receivable balance in the balance sheet as at 31 August 2007 and 2006, respectively. In accordance with terms of the agreement, the balance has been charged to the Contract Party 1 upon the end of the service period on 1 September 2007.

(b)	During the year ended 31 August 2005, HKBN entered into an agreement with a third party (the “Contract Party 2”). Pursuant to the agreement,

(i)	HKBN and the Contract Party 2 agreed to make available certain telecommunications services (the “Services Component”) to each other on a barter basis at no consideration for a period of ten years, commencing 1 January 2005.

(ii)	HKBN agreed to provide network capacity to the Contract Party 2 for a service term of fifteen years from the respective activation of the relevant network capacity, and in exchange, the Contract Party 2 agreed to provide HKBN the right to use telecommunications facilities (the “Capacity Component”) for a term of fifteen years from the respective activation of the relevant Facilities. The transaction has entered into on barter basis at no consideration being exchanged.

The Directors of the Company made an assessment and determined that since the Service Component for (i) above and Capacity Component for (ii) above involve exchange of services of a similar nature and value, the exchange is not regarded as a transaction which generates revenue. Accordingly, both components have not been recognised as an asset and no revenue or deferred revenue have been recognised in the financial statements of the Group since inception of the arrangement.

31	Material related party transactions

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company’s directors as disclosed in note 10(a) and certain of the highest paid employees as disclosed in note 10(b), is as follows:

	2007 HK$’000	2006 HK$’000
Short-term employee benefits	26,791	21,443
Post-employment benefits	2,197	1,916
Equity compensation benefits	4,388	4,571

	33,376	27,930

94  City Telecom (H.K.) Limited Annual Report 2007

Notes to the financial statements

(Expressed in Hong Kong dollars)

32	Accounting estimates and judgements

Key sources of estimation uncertainty

Notes 11 and 26 contain information about the assumptions and their risk factors relating to fair value of share options granted and financial instruments. Other key sources of estimation uncertainty are as follows:

Impairment loss for doubtful accounts

The Group maintains impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables balances and the historical write-off experience, net of recoveries. If the financial condition of the customers were to deteriorate, additional impairment may be required.

Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. The Group reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

During the year, the Group changed the estimated useful lives of certain telecommunications equipment. The effect of such change is set out in note 13.

Deferred tax

At 31 August 2007, the Group has recognised a deferred tax asset in relation to the deductible temporary differences as set out in note 23. The realisability of the deferred tax asset mainly depends on whether it is probable that future taxable profits or taxable temporary differences will be available against which the asset can be utilised. In assessing the need to reduce a deferred tax asset, management consider all available evidence, including projected future taxable income, tax planning strategies, historical taxable income, and the expiration period of the operating loss carry forwards. In cases where the actual future taxable profits or taxable temporary difference generated are less than expected, a reversal of deferred tax asset may arise, which will be recognised in profit or loss for the period in which such a reversal takes place.

33	Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting period ended 31 August 2007

Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 August 2007 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of the following developments may result in new or amended disclosure in the financial statements.

Effective for accounting periods beginning on or after
Amendments to HKAS 1	Presentation of financial statements: capital disclosures	1 January 2007
HKFRS 7	Financial instruments: disclosures	1 January 2007
HKFRS 8	Operating segments	1 January 2009

In respect of other amendments, new standards and new interpretations, the Group is not yet in a position to state whether they would have a significant impact on the Group’s results of operations and financial position.

City Telecom (H.K.) Limited Annual Report 2007  95

Five Year Financial Summary

(Expressed in Hong Kong dollars)

Results, assets and liabilities

The following table summarises the consolidated results, assets and liabilities of the Group for the five years ended 31 August 2007.

	Restated (note)
	2007 HK$’000	2006 HK$’000	2005 HK$’000	2004 HK$’000	2003 HK$’000
Results
Turnover	1,141,270	1,159,579	1,137,356	1,169,880	1,298,909

Profit/(loss) before taxation	30,891	(99,485)	(220,042)	51,506	275,600
Income tax (expense)/benefit	(2,026)	7,244	6,725	(2,043)	(17,857)

Profit/(loss) attributable to shareholders	28,865	(92,241)	(213,317)	49,463	257,743

Assets
Goodwill	1,066	1,066	1,066	2,131	3,196
Fixed assets	1,237,223	1,367,234	1,336,543	1,158,875	945,952
Other financial assets	39,213	40,274	41,441	41,204	38,950
Derivative financial instruments	1,039	1,845	—	—	—
Long term receivable and prepayment	6,932	12,532	13,099	6,206	—
Deferred tax asset	—	—	—	229	—
Deferred expenditure	21,367	12,445	21,131	21,563	—
Current assets	854,293	688,819	884,327	453,200	560,436

Total assets	2,161,133	2,124,215	2,297,607	1,683,408	1,548,534

Liabilities
Current liabilities	303,992	283,105	369,146	398,011	349,085
Non-current liabilities	953,259	949,456	957,828	109,699	20,274

Total liabilities	1,257,251	1,232,561	1,326,974	507,710	369,359

Net assets	903,882	891,654	970,633	1,175,698	1,179,175

Note:	Restatements were made in order to reflect retrospective adjustments of share-based transactions payment upon adoption of HKFRS 2 on 1 September 2005.

96  City Telecom (H.K.) Limited Annual Report 2007

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